PLATINUM GROUP METALS (RSA) (PTY) LTD
REPUBLIC OF SOUTH AFRICA REGISTERED COMPANY
REGISTRATION NUMBER: 2000/025984/07

A WHOLLY-OWNED SUBSIDIARY OF

PLATINUM GROUP METALS LTD
TSX – PTM; AMEX - PLG

COMPETENT PERSONS REPORT
ON PROJECT 3
 OF THE WESTERN BUSHVELD JOINT VENTURE (WBJV)
LOCATED ON THE WESTERN LIMB OF THE BUSHVELD IGNEOUS COMPLEX, SOUTH AFRICA

Western Bushveld Joint Venture

A COMPETENT PERSONS REPORT ON THE MINERAL RESOURCE ESTIMATION FOR PROJECT 3, A PORTION OF THE
WESTERN BUSHVELD JOINT VENTURE FORMING PART OF A NOTARIALLY EXECUTED JOINT VENTURE PROJECT
AGREED ON BETWEEN
PLATINUM GROUP METALS (RSA) (PTY) LTD, PLATINUM GROUP METALS LTD, RUSTENBURG PLATINUM MINES LTD AND AFRICA WIDE MINERAL PROSPECTING AND EXPLORATION (PTY) LTD

CJ MULLER (SACNAPS 400201/04)
MINXCON
ROODEPOORT, GAUTENG, REPUBLIC OF SOUTH AFRICA

Effective Date: 25 April 2008
Date of Issue: 9 June 2008

IMPORTANT NOTICE
This report includes results for Resources announced by Platinum Group Metals Ltd on 25 April 2008 (news release filed with SEDAR). The report communicates the updated Mineral Resource estimate for the Project 3 area of the WBJV. The reader is warned that Mineral Resources that are not Mineral Reserves are not regarded as demonstrably viable.

Inferred Resources have been reported. The US Securities and Exchange Commission does not recognise the reporting of Inferred Resources. These resources are reported under Canadian National Instrument 43-101, but there is a great deal of uncertainty as to their existence and economic and legal feasibility and investors are warned against the risk of assuming that all or any part of Inferred Resources will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or Pre-feasibility studies. INVESTORS IN THE USA AND ELSEWHERE ARE CAUTIONED AGAINST ASSUMING THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

We further advise US investors and all other investors that while the terms “Measured Resources” and “Indicated Resources” are recognised and required by Canadian regulations, the US Securities and Exchange Commission does not recognise these either. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF OR ALL OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES.

The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This report and other corporate releases contain information about adjacent properties on which the Company has no right to explore or mine. We advise US and all investors that SEC mining guidelines strictly prohibit information of this type in documents filed with the SEC. US investors are warned that mineral deposits on adjacent properties are not indicative of mineral deposits on the Company’s properties.

QUALIFIED PERSON
Independent geological qualified person:
Mr Charles J Muller (B.Sc. Hons) Pr. Sci. Nat. (Reg. No. 400201/04)
Minxcon (Pty) Ltd
Mining & Exploration Consultants
Postnet Suite No 47
Private Bag X5
Strubens Valley
1735
Gauteng
Republic of South Africa
Mobile: +27 83 230 8332
Phone: +27 11 958 2899
Fax: +27 011 958 2105
e-mail: charles@minxcon.co.za

Local operating company:
Platinum Group Metals (RSA) (Pty) Ltd
Technology House
Greenacres Office Park
Corner of Victory and Rustenburg Roads
Victory Park
Johannesburg
Phone: +27 11 782 2186
Fax: +27 11 782 4338
e-mail: peter@platinumgroupmetals.co.za

Parent and Canadian-resident company:
PLATINUM GROUP METALS LIMITED
Suite 328
550 Burrard Street
Vancouver, BC
Canada V6C 2B5
091 604 899 5450
info@platinumgroupmetals.net
www.platinumgroupmetals.net

For technical reports and news releases filed with SEDAR, see www.sedar.com.

DIAGRAMS

Figure 1: Location of the WBJV in relation to the Bushveld Igneous Complex	14
Figure 2: Locality Plan of the Project Areas in the WBJV	15
Figure 3: WBJV Prospecting Right Holders	20
Figure 4: Location of the WBJV in the Western Limb of the BIC	30
Figure 5: Detailed Stratigraphy of the Western Bushveld Sequence	33
Figure 6: Regional Structural Data	36
Figure 7: UG2 Chromitite Layer Structure (Project 3)	39
Figure 8: Cross Section through Project 3	40
Figure 9: Merenksy Reef Stratigraphic Column	41
Figure 10: Location of Boreholes used for Resource Estimation of Merensky Reef and UG2 CL	59
Figure 11: Kriged Channel Width for Merensky Reef and UG2 CL	60
Figure 12: Kriged 4E Plots for Merensky Reef and UG2 CL	61
Figure 13: Geological Domains for Resource Estimation at Project 3	62
Figure 14: Grade Tonnage Curves for Merensky Reef and UG2 CL Resource Estimation at Project 3	67
Figure 15: Timeline for completion of Geophysical Exploration Programme	72

TABLES

Table 1: Legal Aspects and Tenure of the WBJV Area	16
Table 2: Red Data Book Mammals	24
Table 3: PGE + Au speciation and proportional occurrence based on area (um2)	44
Table 4: Merensky Reef – Channel Width	48
Table 5: UG2 CL – Channel Width	48
Table 6: Standards used for QA&QC	51
Table 7: Mineral Resource for UG2CL and Merensky Rees at Project 3	57
Table 8: Borehole Data used in the estimation of the Mineral Resources	58
Table 9: Project 3 Merensky Reef Descriptive Statistics	63
Table 10: Project 3 UG2 CL Descriptive Statistics	63
Table 11: Variogram Parameters Merensky Reef – 4E and Mining Cut Width	64
Table 12: Variogram Parameters UG2 – 4E and Mining Cut Width	64
Table 13: Cut off Grades for Merensky Reef Resource Estimation	66
Table 14: Cut off Grades for UG2 CL Resource Estimation	66

APPENDICES

Appendix 1: Qualified Person’s Certificate	75

ITEM 3: SUMMARY

The Property and Terms of Reference
The Western Bushveld Joint Venture (“WBJV” or “the joint venture”) is owned 37% by Platinum Group Metals RSA (Pty) Ltd, (“PTM”) – a wholly-owned subsidiary of Platinum Group Metals Ltd (Canada), (“PTML”) – 37% by Rustenburg Platinum Mines Ltd (“RPM”), – a subsidiary of Anglo Platinum Ltd (“AP”), – and 26% by Wesizwe Platinum (Pty) Ltd (“Wesizwe”). The WBJV is a notarial contract and managed by a committee representing all partners. PTM is the operator of the joint venture.

This Technical Report complies with the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Resource classifications set out in the South African Code for the Reporting of Mineral Resource and Mineral Reserves (“SAMREC Code”), relating to Project 3 Area (“Project 3” or (“the Project”).

The joint venture relates to properties on the farms Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ, Mimosa 81JQ and Koedoesfontein 94JQ covering some 67 square kilometres. This Technical Report specifically contains details of the Project 3 area, located largely on the farm Koedoesfontein 94JQ (Figure 2).

The Qualified Person (QP) for this Technical Report is Mr CJ Muller (Minxcon (Pty) Ltd). The QP has visited the WBJV Project Area 3 site during 2007 and detailed discussions were held with PTML and PTM technical personnel at the PTM offices in Johannesburg throughout 2006 and 2007.

Location
The WBJV property is located on the southwestern limb of the Bushveld Igneous Complex (“BIC”), 110km west-northwest of Pretoria and 120km from Johannesburg. The Resources of the WBJV Project 3 are located approximately 11km along strike from the active Merensky Reef mining face at the operating Bafokeng Rasimone Platinum Mine (“BRPM”). BRPM completed opencast mining on the UG2 Chromite Layer (“UG2 CL”)within 100m of the WBJV property boundary.

Ownership
The government of South Africa holds the mineral rights to the project properties under the new act, No. 28 of 2002: Mineral and Petroleum Resources Development Act, 2002 (“MPRDA”). The rights to the minerals are a combination of new order prospecting rights held under the MPRDA and old order permits held under previous legislation accompanied by filed applications for the conversion of these permits to new order prospecting rights. All applications for conversion have been accepted and the execution of the new order rights are either in place or are approved and/or in progress. Project Area 3 is held 100% by the WBJV.

Geology
The WBJV property is partly situated in a layered igneous complex known as the BIC and its surrounding sedimentary footwall rocks. The BIC is unique and well known for its layering and continuity of economic horizons mined for platinum, palladium and other platinum-group elements (PGE’s), chrome and vanadium.

Mineralisation
The potential economic horizons in the WBJV Project 3 area are the Merensky Reef and UG2 Chromitite Layer (“CL”) situated in the Critical Zone of the Rustenburg Layered Suite (“RLS”) of the BIC; these horizons are known for their continuity. The Merensky Reef and UG2 CL are mined at the BRPM adjoining the WBJV property as well as on other contiguous platinum-mine properties. In general, the layered package dips at less than 20 degrees and local variations in the reef attitude have been modelled. The Merensky Reef and UG2 CL, in the Project 3 area, dip at approximately 10 degrees.

Exploration Concept
The Merensky Reef has been considered for extraction over a diluted mining width of 1.12m (Inferred Mineral Resources) for the Project 3 area and the UG2 CL has been considered for extraction over a diluted mining width of 1.22m (Inferred Mineral Resources) for the Project 3 area. A grade content, expressed in centimetre grams per ton (cm.g/t), of 100cm.g/t was used as a Resource cut-off.

Inferred Mineral Resources total 1.9Moz of 4E (platinum, palladium, rhodium and gold) for Project Area 3. Mineral Resource estimates for Project Area 3 are shown in the following tables.

Independently estimated Mineral Resource base (100% WBJV Area)
MR = Merensky Reef; UG2 = Upper Group No. 2 chromitite seam; PGE = Platinum Group Metals.
The cut-offs for Inferred Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors.

Inferred Mineral Resource (4E)	Cut-off (cm.g/t)	Million Tonnes	Grade 4E (g/t)	Potential Mining Width (m)	Tons PGE (4E)	Moz PGEs (4E)
Project 3 MR	100	4.040	6.26	1.12	25.307	0.814
Project 3 UG2	100	6.129	5.51	1.22	33.781	1.086
Total Inferred	100	10.169	5.81		59.088	1.900

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 3 MR	64%	4.01	27%	1.69	4%	0.25	5%	0.31
Project 3 UG2	62%	3.42	28%	1.54	9%	0.50	1%	0.06

Notes:                      Due to rounding, this should be read in conjunction with Item 19 (e)

Status of Exploration
PTM drilled 24 boreholes at the Project Area, of which the Merensky Reef Mineral Resource estimate is based on 27 intercepts and the UG2 Mineral Resource estimate is based on 15 intercepts. Resource Estimation is carried out according to SAMREC specifications using the kriging method of Resource Estimation. In keeping with best practice in Resource Estimation, allowance is made for known and expected geological losses. Total geological losses of 14% for both the Merensky Reef and UG2 CL were applied to the area to accommodate for areas of potentially un-mineable structural and geological conditions, and this has been considered in the Resource Estimate. This geological loss considers losses for faults, dykes, potholes and areas of iron replacement pegmatite. Structural loss estimates are based on drilling, field mapping and remote sense data, which includes a high resolution aeromagnetic survey.

Recommendations – Qualified Person
The current Mineral Resources at Project 3 are classified as Inferred Mineral Resources.

For the Inferred Mineral Resource category to be potentially upgradeable, infill drilling will be required. After completion of the drilling and the subsequent QA&QC process, the additional data will be incorporated into the current model as presented in this document.

ITEM 4: INTRODUCTION

Item 4(a): Terms of Reference
This report is compiled for PTML in terms of the Canadian National Instrument 43-101 Standards of Disclosure, Form 43 101F1 Technical Report and the Companion Policy 43 101CP (NI 43-101). The information and status of the Project is disclosed in the prescribed manner.

Item 4(b): Purpose of the Report
The intentions of the report are to:
•	inform investors and shareholders of the progress of Project 3; and
•	make public and detail the Resource calculations for Project 3.

Item 4(c): Sources of Information
The independent author and Qualified Person (“QP”) of this report has used the data provided by the representative and internal experts of PTM. This data is derived from historical records for the area as well as information currently compiled by the operating company, which is PTM. The PTM-generated information is under the control and care of Mr WJ Visser (SACNASP 400279/04), who is an employee of PTM and is not independent.

Item 4(d): Involvement of the Qualified Person: Personal Inspection
The listed independent QP has no financial or preferential relationships with PTM. The QP has a purely business-related relationship with the operating company and provides technical and scientific assistance when required and requested by the company. The QP has other significant client lists and has no financial interest in PTM. The independent QP, Mr CJ Muller, has visited the WBJV property during July 2007 and has undertaken a due diligence with respect to the PTM data.

ITEM 5: RELIANCE ON OTHER EXPERTS

In preparing this report, the author relied upon:-
•	land title information, as provided by PTM;
•	geological and assay information supplied by PTM;
•	borehole analytical and survey data compiled by PTM;
•	all other applicable information; and
•	data supplied or obtained from sources outside of the company.

The sources were subjected to a reasonable level of inquiry and review. The author has access to all information. The author’s conclusion, based on diligence and investigation, is that the information is representative and accurate.
This report was prepared in the format of the Canadian National Instrument 43-101 Technical Report by the QP, Mr CJ Muller. The QP has the appropriate background and is an independent expert with a geological and geostatistical background involved in the evaluation of precious metal deposits for over 18 years. The QP has reported and made conclusions within this report with the sole purpose of providing information for PTM’s use subject to the terms and conditions of the contract between the QP and PTM. The contract permits PTM to file this report, or excerpts thereof, as a Technical Report with the Canadian Securities Regulatory Authorities or other regulators pursuant to provincial securities legislation, or other legislation, with the prior approval of the QP. Except for the purposes legislated for under provincial security laws or any other security laws, other use of this report by any third party is at that party’s sole risk and the QP bears no responsibility.

Specific Areas of Responsibility
The QP accepts overall responsibility for the entire report. The QP was reliant, with due diligence, on the information provided by Mr WJ Visser, the internal and non-independent expert. The QP’s have also relied upon the input of the PTM geological personnel in compiling this filing.

ITEM 6: PROPERTY DESCRIPTION AND LOCATION

Item 6(a) and Item 6(b): Extent and Location of the Project
The WBJV project is located on the southwestern limb of the Busheveld Igneous Complex (“BIC”) (Figure 1) some 35km northwest of the town of Rustenburg, North West Province, South Africa. The property adjoins Anglo Platinum’s Bafokeng Rasimone Platinum Mine (“BRPM”) and the Styldrift Project to the southeast and east respectively (Figure 2). Project 3 is located on a section of the farm Koedoesfontein 94JQ.

The total joint venture area includes portions of PTM’s properties Elandsfontein 102JQ, Mimosa 81JQ and Onderstepoort 98JQ, and also certain portions of Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ, Mimosa 81JQ  and Koedoesfontein 94JQ contributed by Rustenburg Platinum Mines (“RPM”), a wholly-owned subsidiary of Anglo Platinum (see Item 6(c) below for detail). These properties are centred on Longitude 27o 00’ 00’’ (E) and Latitude 25o 20’ 00’’ (S) and the mineral rights cover approximately 67km2 or 6,700ha. Project Area 3 covers an area of 224.28ha in extent.

Platinum Group Metals
Location of the WBJV in the Bushveld Igneous Complex
BOTSWANA
NAMIBIA
MOZAMBIQUE
SOUTH AFRICA
LESOTHO
ATLANTIC OCEAN
INDIAN OCEAN
Northern Limb
N1 Highway
POLOKWANE
Mokopane
Eastern Limb
Mookgopong
Thabazimbi
Modimolle
Bela-bela
Western Limb
Groblersdal
WBJV
Zeerust
Mabopane
LEGEND
WBJV Projecgt
Pilanesburg Alkali Complex
Lebowa Granite Suite
Rustenburg Layered Suite
RUSTENBURG
PRETORIA
Belfast
Middelburg
Bronkhorstspruit
Scale
0
60km
JOHANNESBURG
Delmas
Source: Sango Solutions
Minxcon

Platinum Group Metals
Location of the Project Areas
Pilanesburg Alkali Complex
Sun City
Ledig
Project 3
Project 2
Project 1a
Project 1
Styldrift
BRPM
MIMOSA 81 JQ
ONDERSTEPOORT 98 JQ
PTM Exploration Office
Scale
LEGEND
WBJV Boundary
PTM Exploration Office
Merensky Reef Outcrop
Borehole
Minxcon

Item 6(c): Licences
The WBJV has been subdivided into several smaller portions as each area has its own stand-alone licence and Environmental Management Programme (“EMP”). Within the WBJV property, there are nine separate licences and they are specifically listed below for cross-referencing to the licence specifications. The licences over the WBJV area are as follows:-
1.	Elandsfontein (PTM)
2.	Elandsfontein (RPM)
3.	Onderstepoort (PTM) 4, 5 and 6
4.	Onderstepoort (PTM) 3 and 8
5.	Onderstepoort (PTM) 14 and 15
6.	Onderstepoort (RPM)
7.	Frischgewaagd (PTM)
8.	Frischgewaagd (RPM)
9.	Koedoesfontein (RPM)
Applications have been made in a timely fashion for conversion to the new Mineral and Petroleum Resources Development Act, 2002 (“MPRDA”). Prospecting is continuing while the conversions are in progress. The Prospecting Rights (“PR”) are all held in the North West Province Region of the Department of Minerals and Energy (“DME”) and are held for PGE’s Nickel, Chrome and Gold.  The following table details the aspects of the PR’s:-

Table 1: Legal Aspects and Tenure of the WBJV Area

Holder	Permit/Right Number	Description of Property	Property Size	Validity
PTM	Onderstepoort 98-JQ 3 + 8 DME Ref : RDNW (KL) 5/2/2/4717 OLD PP 26/2004

Onderstepoort 3 - Remaining Extent of Portion 3 (Deed of Transfer T.17009/2003).

Onderstepoort 8 - Portion 8 (a Portion of Portion 1) Deed of Transfer T.17010/2003.  Certificate of Mineral Rights K314/1971 RM.

			274.3291Ha 177.8467Ha	Protocol No 881/2006 Commence 05/10/2006 Expiry 04/10/2009
PTM	Onderstepoort 98-JQ 4, 5, 6 DME Ref: RDNW (KL) 5/2/2/4716 OLD PP 48/2004

Onderstepoort 4 - Remaining Extent of Portion 4 (a Portion of Portion 2) (Certificate of Rights of Minerals K2939/83 RM).

Onderstepoort 5 - Remaining Extent of Portion 5 (a Portion of Portion 2) (Certificate of Rights of Minerals K2938/83 RM).

Onderstepoort 6 - Remaining Extent of Portion 6 (a Portion of Portion 2) (Certificate of Rights of Minerals K2940/83 RM).
			79.8273Ha 51.7124Ha 63.6567Ha	Protocol No 879/2006 Commence 05/10/2006 Expiry 04/10/2009
PTM	Onderstepoort 98-JQ 14 & 15 (Mimosa 81-JQ) DME Ref: 5/2/2/4705 OLD PP : UNKNOWN

Portion 4 or 14 - Portion 4 (RE) (a portion of portion 2 (79.8273 Ha) and MIMOSA 81, Registration Division JQ, North-West Province described as "jIU middle of river V.W. middle of river kj" (previously Portion 14 (a Portion of Portion 4) of Onderstepoort 98 JQ) and now consolidated under Mimosa 81 JQ (165.4607) Ha) all held under Notarial Cession of Mineral Rights K46/1971 RM.

Portion 5 or 15 - Remaining Portion 5 (a Portion of Portion 2) (51.7124 Ha) and MIMOSA 81 Registration Division JQ, North-West Province described as "djk middle of river hgfd" (previously Portion 15 of Onderstepoort 81 JQ (131.9051 Ha) all held under Notarial Cession of Minerals K46/1971 RM.
			245.2880Ha 183.6175Ha	Protocol No 7/2005 Commence 25/04/2005 Expiry 24/04/2008 New Application submitted 22/04/2008 Ref : J/2008/04/22/003
PTM	Elandsfontein 102-JQ RE 1, 12 & 14 DME Ref : RDNW (KL) 5/2/2/4477 OLD PP 269/2002

Portion 12 (a Portion of Portion 3). Certificate of Minerals No. K3699/02 RM.

Portion 14 (a Portion of Portion 3).  Deed of Transfer T93895/98.

Remaining Extent of Portion 1  Deed of Transfer T55673/1995.
			213.4714Ha 83.4968Ha 67.6675Ha	Protocol No 467/2005 Commence 16/09/2005 Expiry 15/09/2008
PTM	Frischgewaagd New (40%) RE2, 7 & 8 DME Ref : RDNW (KL) 5/2/2/4414 OLD PP 294/2002	RE 2; Portion 7 (a Portion of Portion 6); Portion 8 (a Portion of Portion 6).	616.614Ha	Protocol No 117/2006 Commence 15/12/2006 Expiry 14/12/2011
RPM	Elandsfontein 102-JQ DME Ref : NW 30/5/1/1/2/1274 OLD PP : 73/2002	Portion 8 (a portion of portion 1); RE 9.	35.3705Ha 403.9876Ha	Protocol No 553/2007 Commence 04/07/2007 Expiry 03/07/2012
RPM	Onderstepoort (Mimosa 81-JQ) DME : NW 30/5/1/1/2/(558) PR	Portion 9 (a portion of Portion 3); Mineral Area 1 of Ruston 97-JQ; Mineral Area 2 of Ruston 97-JQ.	127.2794Ha 29.0101Ha 38.6147Ha	Protocol No 588/2008 Commence 15/02/2008 Expiry 14/02/2013
RPM	Frischgewaagd 96-JQ DME : NW 30/5/1/1/2/1264 OLD PP 294/2002

RE 4 (a portion of portion 1) (50%);

Portion 3 (a portion of portion 1) (50%);
Portions 15, 16;
Portion 18;
RE 2 (60%);
Portion 7 (a portion of portion 2) (60%);
Portion 8 (a portion of portion 6) (60%);
Portion 6 (a portion of portion 2) (60%);
RE;
Portion 13;

Portion 11 (a portion of portion 4) (50%).

			1622.5627Ha	Protocol No 560/2007 Commence 04/07/2007 Expiry 03/07/2012
RPM	Elandsfontein 102-JQ DME RDNW (KL) 5/2/2/2305 AP50/1996	RE 2 (previously MA2 of MA1).
RPM	Koedoesfontein 94-JQ DME : NW 30/5/1/1/2/1264	The Farm Koedoesfontein 94-JQ.	1702.8204Ha	Protocol No 555/2007 Commence 04/07/2007 Expiry 03/07/2012
Wesizwe	Frischgewaagd 96-JQ 11 DME Ref : 30/5/1/1/2/232 OLD PP45/2004 NEW PP 84/2007 PR	Portion 11 (a portion of portion 4) (50%).	495 154Ha	Protocol No 345/2006 Registered 17/01/2007 Expiry 22/03/2011
Wesizwe	Frischgewaagd 96-JQ RE 4 & 3 DME Ref : 30/5/1/1/2/232 OLD PP45/2004 NEW PP 194/2006	RE 4 (a portion of portion 1) (50%); Portion 3 (a portion of portion 1) (50%).	296 205Ha	Protocol No 329/2006 Registered 21/04/2006 Expiry 30/09/2010
Wesizwe	Onderstepoort 98-JQ 14 & 15 (Mimosa 81-JQ) DME Ref 30/5/1/1/2/215 PR OLD PP 46/2004 NEW PP 76/2006 PR

Portion 4 or 14 - Portion 4 (RE) (a portion of portion 2 (79.8273 Ha) and MIMOSA 81, Registration Division JQ, North-West Province described as "jIU middle of river V.W. middle of river kj" (previously Portion 14 (a Portion of Portion 4) of Onderstepoort 98 JQ) and now consolidated under Mimosa 81 JQ (165.4607) Ha) all held under Notarial Cession of Mineral Rights K46/1971 RM (50%).

Portion 5 or 15 - Remaining Portion 5 (a Portion of Portion 2) (51.7124 Ha) and MIMOSA 81 Registration Division JQ, North-West Province described as "djk middle of river hgfd" (previously Portion 15 of Onderstepoort 81 JQ (131.9051 Ha) all held under Notarial Cession of Minerals K46/1971 RM (50%).

			245.2880Ha 183.6175Ha	Protocol No 462/2006 Registered 14/02/2006 Expiry 05/12/2010

The location of the PR’s are illustrated graphically in Figure 3.

Item 6(d): Rights to Surface, Minerals and Agreements
Regarding the farm Elandsfontein (PTM), the purchase agreement was settled by way of an Agreement of Settlement, which was signed on 26 April 2005. Party to this agreement was a Sale Agreement. The Agreement of Settlement has entitled PTM to the rights to the minerals as well as the freehold. PTM has purchased the surface rights to the property. The surface rights to Portions Re 1, 12 and Re 14 measure 364.6357 Ha.

Option agreements in respect of Onderstepoort (PTM) have been signed with the owners of the mineral rights on Portions Onderstepoort 4, 5 and 6; Onderstepoort 3 and 8; and Onderstepoort 14 and 15. The option agreement was bought out by way of a settlement agreement and a new order prospecting right covers this area. The remainder of the WBJV property is covered by Anglo Platinum prospecting rights contributed to the Joint Venture.

Figure 3: WBJV Prospecting Right Holders

Platinum Group Metals
Location of the WBJV Prospecting Rights
Legend
Farm Boundary
Farm Portion Boundary
WBJV Area
Prospecting Right Held by RPM
Prospecting Right held by PTM
Prospecting Right held by PTM (40%) and RPM (Balance)
Prospecting Right Shared with Wesizwe
Project Area 3
Area within the Pilanesburg Nature Reserve excluded from the Prospecing Right Application
Project Area 3
Koedoesfontein 94 JQ
Mimosa 81 JQ
Frischgewaagd 96 JQ
Onderstepoort 98 JQ
Elandsfontein 102 JQ
PAUL BODENSTEIN LANDGOED 571 JQ
Scale
Minxcon

WBJV terms
The detailed terms of the WBJV – relating to Elandsfontein (PTM), Elandsfontein (RPM), Onderstepoort (PTM), Onderstepoort (RPM), Frischgewaagd (PTM), Frischgewaagd (RPM) and Koedoesfontein (PRM) – were announced on 27 October 2004. The WBJV will immediately provide for a 26% Black Economic Empowerment (“BEE”) interest in satisfaction of the 10-year target set by the Mining Charter and MPRDA. PTM and RPM will each own an initial 37% working interest in the farms and mineral rights contributed to the Joint Venture, while Wesizwe will own an initial 26% working interest. Wesiswe will work with local community groups in order to facilitate their inclusion in the economic benefits of the Joint Venture, primarily in areas such as equity; the work will also involve training, job creation and procurement in respect of historically disadvantaged South Africans (“HDSA’s”).

The WBJV structure and business plan complies with South Africa’s enacted minerals legislation. Platinum exploration and development on the combined mineral properties of the WBJV will be pursued.

PTM, as the operator of the WBJV, undertook a due diligence on the data provided by RPM. PTM undertook to incur exploration costs in the amount of R35 million over a five-year period starting with the first three years at R5 million and increasing to R10 million a year for the last two, with the option to review yearly. The expenditure, to-date, is in excess of PTM’s obligations to the joint-venture agreement.

The Government of South Africa has proposed a 3% Gross Royalty on the production of refined platinum from 2009.

Ore and Concentrate Treatment Agreements
There are draft pro-forma ore and concentrate treatment agreements in place, which form part of the WBJV documentation. These drafts are available, but have not been published as part of this report. The Pre-Feasibility project team have assumed that certain terms and conditions will be negotiated between the WBJV project operators and the Anglo Platinum smelter operator.

Item 6(e): Survey
Elandsfontein (PTM) and Elandsfontein (RPM) are registered with the Deeds Office (RSA) under Elandsfontein 102JQ, North West Province. The farm can be located on Government 1:50,000 Topo-cadastral sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping (Private Bag X10, Mowbray 7705, RSA, Phone: +27 21 658 4300, Fax: +27 21 689 1351 or e-mail: cdsm@sli.wcape.gov.za). The approximate coordinates (WGS84) are 27o 05’ 00’’ (E) and 25o 26’ 00’’ (S).

Onderstepoort (PTM) and Onderstepoort (RPM) are registered with the Deeds Office (RSA) under Onderstepoort 98JQ, Northern Province. The farm can be located on Government 1:50,000 Topo-cadastral sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping. The approximate coordinates (WGS84) are 27o 02’ 00’’ (E) and 25o 07’ 00’’ (S).

Frischgewaagd (PTM), Frischgewaagd (RPM) and Koedoesfontein (RPM): Frischgewaagd is registered with the Deeds Office (RSA) under Frischgewaagd 96JQ, Northern Province. Koedoesfontein is registered with the Deeds Office (RSA) under Koedoesfontein 94JQ, Northern Province. Both farms can be located on Government 1:50,000 Topo-cadastral sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping. The approximate coordinates (WGS84) are 27o 02’ 00’’ (E) and 25o 07’ 00’’ (S).

Item 6(f): Location of Mineralised Zones, Mineral Resources and Mining Infrastructure
The BIC in general is well known for containing a large share of the world's platinum and palladium resources. There are two very prominent economic deposits within the BIC. Firstly, the Merensky Reef (MR) and the Upper Group 2 (UG2) chromitite, which together can be traced on surface for 300km in two separate areas. Secondly, the Northern Limb (Platreef), which extends for over 120km in the area north of Mokopane. Platinum and Palladium production from the BIC represents 72% and 34% of annual global production respectively (Johnson Matthey, 2007).

In 1999, Professor Grant Cawthorn estimated the Proven and Probable Reserves of Platinum and Palladium for the BIC at 6,323 tonnes and 3,611 tonnes respectively, assuming a maximum mineable depth of 2km. In addition to these Reserves, Inferred Resources were estimated at 29,206 tonnes of Platinum and 22,115 tonnes of Palladium.

Mining is already taking place at a depth of 2km in the BIC. Inferred and ultimately mineable Mineral Resources can almost certainly be regarded as far greater than the calculations suggest. These figures represent about 75% and 50% of the world's platinum and palladium Resources respectively. Reserve figures for the Proven and Probable categories alone in the BIC appear to be sufficient for mining during the next 40 years at the current rate of production. However, estimated world Resources are such as to permit extraction at a rate increasing by 6% per annum over the next 50 years. Expected extraction efficiency is less for palladium. Thereafter, down-dip extensions of existing BIC mines, as well as lower-grade areas of the Platreef and the Middle Group chromitite layers, may become payable. Demand, and hence price, will be the determining factor in such mining activities rather than availability of ore.

Exploration drilling to date on the WBJV area has shown that both economic units (Merensky and UG2) are present and economically of interest on the WBJV properties. No Mineral Reserves have been estimated.

As this project constitutes an exploration project, no mining infrastructure currently exists on the properties.

Item 6(g): Liabilities and Payments
All payments and liabilities are recorded under Item 6(d).

Item 6(h) Environmental Liabilities
There are no known material environmental issues relating to the WBJV properties.

Mining and exploration companies in South Africa operate with respect to environmental management regulations set out in Section 39 of the Minerals Act (1991) as amended. Each prospecting area or mining site is subject to conditions such as that:-
•	environmental management shall conform to the EMP as approved by the DME;
•	prospecting activities shall conform to all relevant legislations, especially the National Water Act (1998) and such other conditions as may be imposed by the director of Minerals Development;
•	surfaces disturbed by prospecting activities will be rehabilitated according to the standard laid down in the approved EMP’s;
•	financial provision will be made in the form of a rehabilitation trust and/or financial guarantee; and
•	a performance assessment, monitoring and evaluation report will be submitted annually.

Prospecting rights are issued subject to the approval of the EMP, which in turn is subject to provision of a financial guarantee.

In the areas of the WBJV that were originally owned by RPM, PTM will take responsibility for the EMP’s after formation of the WBJV in respect of Elandsfontein, Onderstepoort, Frischgewaagd and Koedoesfontein. PTM as operator of the Joint Venture will be the custodian and will be responsible for all aspects of the EMP’s and for all specifics as set out in all the various allocated and approved EMP’s for properties that form part of the WBJV.

Regarding Koedoesfontein (RPM), an approved EMP dated 22 September 2002 exists. The following section details the results and analysis of the EMP, part of which covers Project Area 3.

Air Quality
The ambient air quality is good as the activities in the area are mainly agriculture and grazing. The main impact on the air quality is vehicle emissions. Concerning the regional air quality, the area is heavily impacted by SO4 emissions from smelter operations in the area.

Soils
The soils are moderate to deep, black and red clay, with thin sandy loam soils to the east. The agricultural potential of North West Province soils is generally limited with a topsoil of 0–300mm thick. The erodibility index is five (high) and the average sub-catchment sediment yield is 83 x 10m3 tons per annum.

Land Use
The main land use on the Project Area is residential, agriculture and grazing. The area comprises mostly land suitable for grazing and arable land for certain crops only. Typical animal life of the Bushveld has largely disappeared from the area owing to farming activities. Efforts are being made by the North West Parks Board to reintroduce the natural animal populations in parks such as Pilanesberg and Madikwe. Individual farmers also are moving from traditional cattle farming to game farming, and organised hunting is becoming a popular means of generating income.

Fauna
The Project Area consists of natural habitats with operational ecosystems despite areas of disturbance within these habitats. No habitat of exceptional sensitivity or concern exists.

Birds
Approximately one third (328 species) of the roughly 900 bird species of South Africa occur in the Rustenburg/Pilanesberg area. The most characteristic of these include lilac-breasted rollers, African hoopoes and owls. The Red Data bird species that occur in the area include the Martial Eagle and Species that potentially occur in the area include the African Whitebacked Vulture, the Tawny eagle, Blue Crane and Grass Owl.  All these species are stated as being vulnerable.

Herpetofauna
In total, 143 species of herpetofauna occur in the North West Province. This is considered high as it accounts for roughly one third of the total occurring in South Africa. Monitor lizards and certain snake and gecko species are found in the Project Area.

Mammals
The Southern Greater Kudu found in North West Province are among the biggest in the country. It is expected that larger antelope such as gemsbok, Cape eland, common waterbuck, impala, and red hartebeest may be kept on the farms on the project area, while smaller cats, viveriids, honey badgers, and vervet monkeys should occur as free-roaming game. The Project Area could potentially be a habitat for the following Red Data species.-

Table 2: Red Data Book Mammals

Scientific Name	English Name	Conservation Status
Atelerix frontalis	South African hedgehog	Rare
Proteles cristatus	Aardwolf	Rare
Hyaena brunnea	Brown hyena	Rare
Panthera pardus	Leopard	Rare
Mellivora capensis	Honey badger	Vulnerable

Flora
The Project Area is located in the Clay Thorn Bushveld – Bredenkamp and Van Rooyen (1996) – vegetation type in the Savannah Biome – Rutherford and Westfall (1994).

Noise
The Project Area has a rural residential character and the main sources of noise are local traffic, community-related activities and natural sounds. Despite the fact that there are existing mining activities in the area, ambient or background noise levels are rather low.

Item 6(i): Permits to Conduct Work
See Item 6 (c) and (d).

ITEM 7: PHYSIOGRAPHY, ACCESSIBILITY AND LOCAL RESOURCES

Item 7(a): Topography, Elevation and Vegetation
Topography
The WBJV area is located on a central plateau. The Project Area has prominent hills, which occur in the northern most portions, but generally, variations in topography are minor and limited to low, gently sloped hills.

Elevation
The section of the Koedoesfontein property covered by the Project 3 Area gently dips in a north-easterly direction toward a tributary of the Elands River. Elevations range from 1,060m above mean sea level (“AMSL”) towards the Sandspruit River in the north to 1100m amsl towards the south eastern corner of the property.

Vegetation
The area is characterised by extensive savannah with vegetation consisting of grasses and shrub with few trees. The vegetation of the ProjectAarea is covered in detail in Item 6 (h) above.

Item 7(b): Means of Access to the Property
South Africa has a large and well-developed mining industry. The Project is located in an area with a long history of mining activity and this, among other factors, means that the infrastructure in the area is well established, with well-maintained roads and highways as well as electricity distribution networks and telephone systems.

The Project area is located, some 42km northwest of the North West Province town of Rustenburg. The informal settlement of Ledig is situated 2km north of the Project area via the tarred R565 main road that crosses the Project Area. The WBJV adjoins the AP-managed BRPM to the southeast. A railway line linking BRPM to the national network passes the WBJV area immediately to the east with a railway siding at Boshoek.

The WBJV properties are readily accessible from Johannesburg by travelling 120km northwest on Regional Road 24 to the town of Rustenburg and then a further 41km. The resort of Sun City is located approximately 6km northeast of Project Area 3. Both BRPM to the south of the Project Area and Styldrift, a joint venture between the Royal Bafokeng Nation and Anglo Platinum, which lies directly to the east of the property, have modern access roads and services. Numerous gravel roads crossing the WBJV properties provide easy access to all portions.

Item 7(c): Population Centres and Modes of Transport
The closest major population centre to the Project is the town of Rustenburg, located about 41km to the southeast of the Project. Pretoria lies approximately 100km to the east and Johannesburg about 120km to the southeast. A popular and unusually large hotel and entertainment centre, Sun City, lies about 6km to the northeast of the Project Area. The Sundown Ranch Hotel lies in close proximity to the Project Area and offers rooms and chalets as accommodation. The WBJV properties fall under the jurisdiction of the Moses Kotane Municipality. A paved provincial road crosses the property. Access across most of the property can be achieved by truck without the need for significant road building.

Item 7(d): Climate and Length of Operating Season
With low rainfall, (the area is considered semi arid with an annual rainfall of 520mm) and high summer temperatures, the area is typical of the Highveld Climatic Zone. The rainy season is in the summer months from October to April with the highest rainfall in December and January.  In summer (November to April) the days are warm to hot, with afternoon showers or thunderstorms; temperatures average 26ºC (79ºF) and can rise to 38ºC (100ºF); and night temperatures drop to around 15ºC (60ºF). During winter months (May to October), days are dry and sunny with moderate to cool temperatures, while evening temperatures drop sharply. Temperatures by day generally reach 20ºC (68ºF) and can drop to below 0ºC with frost occurring in the early morning. The hottest months are generally December and January with June and July being the coldest. The climate of the area does not hinder the operating season and exploration can continue all year long.

Item 7(e): Infrastructure with respect to Mining
As this report deals with an exploration project, it suffices to note that all areas are close to major towns and informal settlements as a potential source of labour with paved roads being the norm. Power lines cross both project areas and water is, as a rule, drawn from boreholes. As several platinum mines are located adjacent to and within 50km of the property, there is excellent access to materials and skilled labour. One of the smelter complexes of AP is located within 60km of the property.

No surface rights are held on the Project 3 area, however, surface rights to 365ha on Elandsfontein have been purchased and this may be of some use for potential operations. Further surface rights will be required.

ITEM 8: HISTORY

Item 8(a): Prior Ownership
Elandsfontein (PTM), Onderstepoort (Portions 4, 5 and 6), Onderstepoort (Portions 3 and 8) and Onderstepoort (Portions 14 and 15) were previously all privately owned. Previous work done on these properties has not been fully researched and is largely unpublished. Academic work such as that carried out by the Council for Geoscience (government agency) is generally not of an economic nature.

Elandsfontein (RPM), Frischgewaagd, Onderstepoort (RPM) and Koedoesfontein have generally been held by major mining groups resident in the Republic of South Africa. Portions of Frischgewaagd previously held by Impala Platinum Mines Limited were acquired by Johannesburg Consolidated Investment Company Limited, which in turn have since been acquired by AP through RPM and now contributed to the WBJV.

Item 8(b): Work Done by Previous Owners
Previous geological exploration on the farm Koedoesfontein was carried out by Anglo Platinum as the original owner of some of the mineral rights. AP managed the exploration drilling programme for the Koedoesfontein borehole series in the area of interest. Geological and sampling logs and an assay database are available which was utilised in the Resource estimation for Project Area 3.

The drilling programme consisted of three boreholes (KD1, KD2 and KD3). Boreholes KD1 and KD3 were drilled beyond the Merensky Reef and UG2 CL subcrop, and terminated in sediments of the Transvaal Supergroup. Drilling of borehole KD2 was stopped short of the Merensky Reef subcrop.

Item 8(c): Historical Mineral Reserves and Resources
No historical Mineral Resources or Mineral Reserves have been estimated for the Project 3 Area.

Item 8(d): Production from the Property
There has been no previous production from any of the WBJV properties.

ITEM 9: GEOLOGICAL SETTING

Regional Geology of the BIC
The stable Kaapvaal and Zimbabwe Cratons in southern Africa are characterised by the presence of large mafic-ultramafic layered complexes. These include the Great Dyke of Zimbabwe, the Molopo Farms Complex in Botswana and the well-known BIC.

The BIC was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup along an unconformity between the Magaliesberg quartzites (Pretoria Group) and the overlying Rooiberg felsites (a dominantly felsic volcanic precursor). The BIC is by far the most economically important of these deposits as well as the largest in terms of preserved lateral extent, covering an area of over 66,000km2. It has a maximum thickness of 8km, and is matched in size only by the Windimurra intrusion in Western Australia and the Stillwater intrusion in the USA (Cawthorn, 1996). The mafic component of the Complex hosts layers rich in PGEs, nickel, copper, chromium and vanadium. The BIC is reported to contain about 75% and 50% of the world’s platinum and palladium resources respectively (Vermaak, 1995). The mafic component of the BIC is subdivided into several generally arcuate segments/limbs, each associated with a pronounced gravity anomaly. These include the western, eastern, northern/Potgietersrus, far western/Nietverdient and southeastern/Bethal limbs. The mafic rocks are collectively termed the Rustenburg Layered Suite (RLS) and are subdivided into the following five zones (Figure 4 and Figure 5):
•	Marginal Zone comprising finer-grained gabbroic rocks with abundant country-rock xenoliths.
•	Lower Zone – the overlying Lower Zone is dominated by orthopyroxenite with associated olivine-rich cumulates (harzburgite, dunite).
•
Critical Zone – its commencement is marked by first appearance of well-defined cumulus chromitite layers. Seven Lower Group chromitite layers have been identified within the lower Critical Zone. Two further chromitite layers – Middle Group (MG) – mark the top of the pyroxenite-dominated lower Critical Zone. From this stratigraphic position upwards, plagioclase becomes the dominant cumulus phase and noritic rocks predominate. The MG3 and MG4 chromitite layers occur at the base of the upper Critical Zone, which is characterised from here upwards by a number of cyclical units. The cycles commence in general with narrow pyroxenitic horizons (with or without olivine and chromitite layers); these invariably pass up into norites, which in turn pass into leuconorites and anorthosites. The UG1 – first of the two Upper Group chromitite layers – is a cyclical unit consisting of chromitite layers with overlying footwall units that are supported by an underlying anorthosite. The overlying UG2 chromitite layer is of considerable importance because of its economic concentrations of PGEs. The two uppermost cycles of the Critical Zone include the Merensky and Bastard cycles. The Merensky Reef (MR) is found at the base of the Merensky cycle, which consists of a pyroxenite and pegmatoidal feldspathic pyroxenite assemblage with associated thin chromitite layers that rarely exceed one metre in thickness. The top contact of the Critical Zone is defined by a giant mottled anorthosite that forms the top of the Bastard cyclic unit.

Platinum Group Metals
Location of the WBJV in the Western Limb of the Bushveld Igneous Compex
Pilanesberg Alkaline Complex
PC
LGS
UZ
MZ
CZ
TS
WBJV
Scale
0
30km
RUSTENBURG LAYERED SUITE:
UPPER ZONE
MAIN ZONE
UPPER CRITICAL ZONE
LOWER CRITICAL ZONE
LOWER ZONE
MARGINAL ZONE
Upper Group
Middle Group
Lower Group
LEGEND
WBJV
Minxcon

•
Main Zone – consists of norites grading upwards into gabbronorites. It includes several mottled anorthosite units towards the base and a distinctive pyroxenite, the Pyroxenite Marker, two thirds of the way up. This marker-unit does not occur in the project area, but is evident in the adjacent BRPM. The middle to upper part of the Main Zone is very resistant to erosion and gives rise to distinctive hills, which are currently being mined for dimension stone (black granite).

•
Upper Zone – the base is defined by the appearance of cumulus magnetite above the Pyroxenite Marker. The Upper Zone is divided into Subzone A at the base; Subzone B, where cumulus iron-rich olivine appears; and Subzone C, where apatite appears as an additional cumulus phase.

The location of Project Area 3 on the BIC is illustrated in Figure 1and Figure 4.

Local Geology –Western Bushveld Limb
Exposures of the BIC located on the western limb include the stratigraphic units of the RLS. The sequence comprises mostly gabbros, norites, anorthosites and pyroxenites. Viljoen (1999) originally proposed a structural interpretation based on geological and geophysical data for the western lobe of the BIC. This study included gravity and vibrosis seismic data for the southwestern portion of the RLS northwest of Rustenburg. It was concluded that the Merensky Reef is present within much of this lobe, including the part further to the east below the Nebo granite sheet. The position of the Merensky Reef is fairly closely defined by seismic reflectors associated with the cyclic units of the upper Critical Zone. The seismic data also portrayed an essentially sub-horizontal disposition of the layering within the BIC mafic rocks below the Nebo granite sheet. The gravity data indicates a gravity-high axis extending throughout the western lobe following the upper contact of the mafic rocks with the overlying granitic rocks. A number of pronounced gravity highs occur on this axis. A gravity anomaly with a strike length of 9km is situated northeast of Rustenburg towards the east of the Boshoek section. The gravity highs have been interpreted as representing a thickening of the mafic rocks, reflecting feeder sites for the mafic magma of the western BIC (Viljoen, 1999).

The western lobe is interpreted by Viljoen as having two main arcuate feeder dykes which, closer to surface, have given rise to arcuate, coalescing, boat-shaped keels containing saucer-shaped, inward-dipping layers, analogous to the Great Dyke of Zimbabwe.

In the Boshoek section north of Rustenburg, the variable palaeo-topography of the Bushveld floor represented by the Transvaal Supergroup contact forms a natural unconformity with the overlying Bushveld layered sequence. Discontinuities due to structural interference of faults, sills and dykes are pronounced in the area and are ascribed to the presence of the Pilanesberg Alkaline Complex intrusion to the north of the property.

Stratigraphy of the Upper Critical Zone
The upper Critical Zone of the RLS comprises mostly norites, leuconorites and anorthosites. Leeb-Du Toit (1986) assigned numbers to the various lithological units according to their position in relation to the Merensky unit. The footwall layers range from FW14 below the UG1 chromitite to FW1 directly below the Merensky Reef. The hanging wall layers are those above the Bastard Reef and range from HW1 to HW5. The different layers within the Merensky unit are the Merensky feldspathic pyroxenite at the base, followed by a leuconorite (Middling 2) and a mottled anorthosite (Middling 3). The feldspathic pyroxenite layers (pyroxene cumulates) are named according to the reef hosted by them. These include (from the base upwards) the UG1, the UG2 (upper and lower), the Merensky and the Bastard pyroxenite.

Schürmann (1993) subdivided the upper Critical Zone in the Boshoek section into six units based on lithological features and geochemical trends. These are the Bastard, the Merensky, the Merensky footwall, the Intermediate, the UG2 and the UG1 units. The Intermediate and Merensky footwall units were further subdivided based on modal-mineral proportions and whole-rock geochemical trends. The following is a detailed description of the subdivision of the upper Critical Zone in the Boshoek section (Schürmann).

Bastard Unit
The Bastard Unit consists of a basal pyroxenite some 3m thick with a thin chromitite developed on the lower contact. This chromitite is the uppermost chromitite layer in the Critical Zone. A 6.5m-thick norite layer (HW1) overlies the pyroxenite. HW1 is separated from HW2 by two thin mottled anorthosite layers. HW3 is a 10m-thick mottled anorthosite and constitutes the base of the Giant Mottled Anorthosite. The mottled anorthosites of HW4 and HW5 are about 2m and 37m thick respectively. Distinction between HW3, 4 and 5 is based on the size of the mottles of the respective layers.

Merensky Unit
The Merensky Unit, with the Merensky Reef at its base, is the most consistent unit within the Critical Zone.

Merensky Footwall Unit
This unit contains the succession between the FW7/FW6 and the FW1/MR contacts. Leeb-Du Toit (1986) indicated that where the FW6 layer is thicker than 3m, it usually consists of four well-defined rock types. The lowermost sublayer, FW6(d), is a mottled anorthosite with mottles of between 30mm and 40mm in diameter. It is characterised by the presence of nodules or “boulders” and is commonly referred to as the Boulder Bed. The nodules are described as muffin-shaped, 5–25cm in diameter, with convex lower contacts and consisting of cumulus olivine and orthopyroxene with intercumulus plagioclase. A single 2–10mm chromitite stringer is present at the base of the FW6(d) sublayer. FW6(c) is also a mottled anorthosite but not always developed. FW6(b) is a leuconorite containing pyroxene oikocrysts 10–20mm in diameter. Two layers (both 2–3cm thick) consisting of fine-grained orthopyroxene and minor olivine define the upper and lower contacts. FW6(a), the uppermost sublayer, is also a mottled anorthosite.

Figure 5: Detailed Stratigraphy of the Western Bushveld Sequence

Platinum Group Metals
Detailed Stratigraphy of the Western Bushveld Sequence
Est metres
Litho- unit
MZN (Main Zone) >450m
MZGN4
Gabbro
MMA2
Mottled / spotted anorthosite sequence
MZGN3
Gabbro - norite
PCN
Porphyritic Cluster Gabbro- norite
MZGN2
Gabbro - norite
MMA1
Mottled / spotted anorthosite sequence
MZGN1
Gabbro - norite
Norite/ Gabbro-norite with occasional alternative fine-grained fpyx layering (often iron replacement inclusions)
BCU (Bastard Cyclic Unit)
20 - 40
HW5
Transgression contact from MZN, med. mottled anorthosite grading into spotted anorthosite (VTAN)
8 – 10
HW4
Leopard spotted poikan anorthosite towards abrupt contact of HW3
8 - 10
HW3
Large mottled anorthosite grading down the sequence to medium mottled anorth (GPA).
4
HW2
Spotted leuco-norite
6
HW1
Norite grading into fine-grain pyroxenite
2 - 3
BR
Bastard Reef: Pyroxenite med to coarse grained (sometimes feldspathic & broncite inclined – no chromitite)
MCU (Merensky Cyclic Unit)
3
MID3
Poikan Mottled anorthosite
6 -7
MID2
Grading from top to bottom med mottled to spotted anorthosite to leuco norite
0 - 8
MID1
Mela-Norite grading to the base into pyroxenite fine grained
0.1- 1.5
MPyx
Merensky HW pyroxenite – coarse grained (bottom graded sulphides)
0.02 – 0.60
MR
Merensky Reef : At least two facies: 1. Upper & lower Chromitite with internal Felds- peg Pxnt (FPP facies)
2. Upper Chromitite & underlying Feldspathic Pyroxenite (FPP <5cm)
MFCU (Merensky Footwall Cyclic Unit)
3 - 5
FW1
Grading from spotted anorth (FW1A) few cm at top towards leuco- norite (FW1B) towards base (interbanded anorthosite)
0.1 – 0.3
FW2
Cyclic unit (spotted anorthositic norite – to – mottled anorth – to – fine grain Feldsp- pyroxenite.
2- 5
FW3
Norite (FW3A) grading into Leuco-norite (FW3B) with variable texture (corona texture not always present).
0.5 - 1
FW4
Small mottled to spotted poikilitic norite (occationally thin <5cm anorthositic layer included) colour pink-white to white
1 - 3
FW5
Olivien-Leuco-norite with corona texture towards the base
1 - 8
FW6
Large mottled (poikilitic) anorthosite, pinkish white (sometimes pegmatoidal feldspathic hartzburgite pyroxenite boulder-like inclusions.
1-6mm
LC
The Lone Chrome Marker (1 to 6mm) at bottom of FW6 as abrupt interface between FW6 and FW7
P2CU (Pseudo2 Cyclic Unit)
0.3 - 35
FW7
Upper Leuco-norite (banded/spotted greenish anorthositic) with corona texture olivine crystals surrounded by plagioclase growth. Platy Olivine Marker.
1 -3
FW8
Spotted leuco- olivine norite
0 – 1.5
FW9
Mottled towards spotted anorthosite
0.1 - 9
FW10
Hartzburgite – Troctolite (Spotted anorthositic norite)
P1CU (Pseudo1 Cyclic Unit)
3 -11
FW11
Fine spotted leuco-norite
8 -13
FW12
Large mottled anorthosite
UG2U (UG2 Unit)
UG2L3
Leader chromitite seam variable thickness in pyroxenite, abrupt contacts. Mostly not developed thin seam (5mm to 30mm)
0.03 -1.2
UG2 HW
Coarse grained feldsparthic-pyroxenite
0.03 – 0.20
UG2L2
Leader chromitite seam variable thickness, abrupt contacts.
0.10 – 0.25
UG2L1
Leader chromitite seam variable thickness, abrupt contacts.
0.06 – 0.30
UG2 Pxnt
Separation pyroxenite between Main and Upper Leaders, coarse grained.
0.05 – 1.9
UG2 Main
Massive chromitite seam
UG1CU (UG1 Cyclic Unit)
0 – 0.2
UG2FW
Pegmatoidal pyroxenite mostly Hartzburgitic (FHARB) with some streakiness.
8 -10
FW13
Leuco-norite with spotted anorthositic phases.
0.3 – 5
UG1
Several chromitite seams (3 to 5) variable thickness (1mm to 0.8m) separated by pyroxenite and norite.
MG4CU
8 - 20
FW16
Mottled anorthositic – upper section grading towards norite and FPYX towards the base.
BSMT
Horingfelsic contact with Transvaal sediments.
Minxcon

FW6 is overlain by a uniform norite (FW5), with a thickness of 4.1m. It appears to thin towards the north to about one metre. FW4 is a mottled anorthosite 40cm thick, with distinct layering at its base. FW3 is an 11m-thick uniform leuconorite.

FW2 is subdivided into three sublayers.  FW2(b) is a 76cm-thick leuconorite and is overlain by a 33cm-thick layer of mottled anorthosite – FW2(a). Where FW2 attains a maximum thickness of 2m, a third layer in the form of a 1–2cm-thick pyroxenite or pegmatite pyroxenite, FW2(c), is developed at the base. FW2(c) is absent in the Boshoek section area (Schürmann, 1993). FW1 is a norite layer about 7m thick.

Schürmann further subdivided the Merensky footwall unit into four subunits. The lowermost subunit consists of sublayers FW6(d) and FW6(b). Subunit 2, which overlies subunit 1, commences with FW6(a) at the base and grades upwards into FW5. The FW5/FW4 contact is sharp and divides subunits 2 and 3. Subunit 3 consists of FW4, FW3 and sublayer FW2(b). Subunit 4 consists of FW2(a) and FW1 and forms the uppermost subunit of the Merensky footwall unit.

Intermediate Unit
The Intermediate Unit overlies the upper pyroxenite of the UG2 unit and extends to the FW7/FW6 contact. The lowermost unit is the 10m-thick mottled anorthosite of FW12, which overlies the UG2 upper pyroxenite with a sharp contact. FW11, a roughly 1m thick leuconorite, has gradational contacts with the under- and overlying layers. FW10 consists of a leuconorite layer of about 10m. Subdivision between these two units is based on the texture and subtle differences in the modal composition of the individual layers. Leeb-Du Toit (1986) termed FW11 a spotted anorthosite and FW10 an anorthositic norite. FW12, 11 and 10 constitute the first Intermediate subunit as identified by Schürmann (1993). The second Intermediate subunit consists of FW9, 8 and 7. The 2m-thick FW9 mottled anorthosite overlies the FW10 leuconorite with a sharp contact. The FW8 leuconorite and FW7 norite are respectively 3m and 37m thick. The FW9/FW8 and FW8/FW7 contacts are gradational but distinct. A 1.5m-thick highly contorted mottled anorthosite “flame bed” is present 15m above the FW8/FW7 contact.

UG2 Unit
The UG2 Unit commences with a feldspathic pyroxenite (about 4m thick) at its base and is overlain by an orthopyroxene pegmatoidal layer (0.2–2m thick) with a sharp contact. Disseminated chromite and chromitite stringers are present within the pegmatoid. This unit in turn is overlain by the UG2 chromitite (0.5–0.8m thick) on an irregular contact. Poikilitic bronzite grains give the chromitite layer a spotted appearance. A 9m feldspathic pyroxenite overlies the UG2 chromitite. The upper and lower UG2 pyroxenites have sharp contacts with FW12 and FW13. The upper UG2 pyroxenite hosts the UG2 Leader seams, which occur between 0.2m and 3m above the main UG2 chromitite.

UG1 Unit
The UG1 chromitite layer is approximately 1m thick and forms the base of this unit. It is underlain by the 10m-thick FW14 mottled anorthosite. The UG1 chromitite layer bifurcates and forms two or more layers within the footwall mottled anorthosite, while lenses of anorthosite also occur within the chromitite layers. The overlying pyroxenite consists of cumulus orthopyroxene, oikocrysts of clinopyroxene and intercumulus plagioclase. The UG1 pyroxenite is separated from the overlying FW13 leuconorite (about 8m thick) by a thin chromitite layer (1–10cm) with sharp top and bottom contacts.

Local Structure
Floor rocks in the southwestern BIC display increasingly varied degrees of deformation towards the contact with the RLS. Structure within the floor rocks is dominated by the north-northwest trending post-Bushveld Rustenburg Fault. This normal fault with down-throw to the east extends northwards towards the west of the Pilanesberg Alkaline Complex. A second set of smaller faults and joints, striking 70° and dipping very steeply south-southeast or north-northwest, are related to the Rustenburg fault system. These structures were reactivated during the intrusion of the Pilanesberg Alkaline Complex. Dykes associated with this Complex intruded along these faults and joints.

Major structures, which occur within the WBJV area, include the Caldera and Elands Faults and Chaneng Dyke and a major north-south trending feature, which can be observed across the entire Pilanesberg Complex (Figure 6). These east-west trending structures dip steeply (between 80° and 90°). The magnetics indicate that the Chaneng Dyke dips steeply to the north. This is consistent with similar structures intersected underground on the neighbouring Bafokeng Rasimone Platinum Mine, which all dip steeply northward.

Two stages of folding have been recognised within the area. The earliest folds are mainly confined to the Magaliesberg Quartzite Formation. The fold axes are parallel to the contact between the RLS and the Magaliesberg Formation. Quartzite xenoliths are present close to the contact with the RLS and the sedimentary floor. Examples of folding within the floor rocks are the Boekenhoutfontein, Rietvlei and Olifantsnek anticlines. The folding was initiated by compressional stresses generated by isostatic subsidence of the Transvaal Supergroup during sedimentation and the emplacement of the pre-Bushveld sills. The presence of an undulating contact between the floor rocks and the RLS, and in this instance the resultant formation of large-scale folds, substantiates a second stage of deformation. The fold axes trend at approximately orthogonal angles to the first folding event. Deformation during emplacement of the BIC was largely ductile and led to the formation of basins by sagging and folding of the floor rocks. This exerted a strong influence on the subsequent evolution of the Lower and Critical Zones and associated chromitite layers.

The structural events that influenced the floor rocks played a major role during emplacement of the BIC. There is a distinct thinning of rocks from east to west as the BIC onlaps onto the Transvaal floor rocks, even to the extent that some of the normal stratigraphic units have been eliminated.

Figure 6: Regional Structural Data

Platinum Group Metals
Regional Stucture
WBJV
Caldera Fault
Elands Fault
Chaneng Dyke
Rustenburg Fault
0 1.5 3 6 9 12
Kilometers
LEGEND
Major Faults
Dykes and Major Magnetic Lineaments
Lineaments observed from LANDSAT Imagery
WBJV Boundary
Minxcon

The Merensky and UG2 isopach decreases from 60m to 2m at outcrop position as clearly illustrated by the section in Figure 8. There is also a subcrop of the Critical Zone against the Main Zone rocks.

Project Geology
The sequence of the BIC within the WBJV area is confined to the lower part of the Main Zone (Porphyritic Gabbro Marker) and the Critical Zone (HW5–1 and Bastard Reef to UG1 footwall sequence). The rock sequence thins towards the southwest (subcrop) including the marker horizons with concomitant middling of the economic reefs or total elimination thereof. The UG2 CL and, more often, the UG1 CL are not developed in some areas owing to the irregular and elevated palaeo-floor of the Transvaal sediments.

Surface Geology
The WBJV is underlain by the lower portion of the RLS, comprising Critical Zone and lower portion of the Main Zone. The ultramafic Lower Critical Zone and the Mafic Upper Critical Zone and the Main Zone weather to dark, black clays with very little topography. The underlying Transvaal Supergroup comprises shale and quartzite of the Magaliesberg Formation, which creates a more undulating topography. Gravity, magnetic, LANDSAT, aerial photography and geochemistry have been used to map out lithological units.

The Merensky Reef subcrops, as does the UG2 CL, beneath a relatively thick main zone of the Bushveld against the Transvaal basement. The sequence strikes northwest to southeast and has an average dip of ~10° in the Project 3 Area. The top 32m of rock formation below the soil column is characterized by a highly weathered rock profile (regolith) consisting mostly of gabbro within the Main Zone. Thicknesses of this profile increase near intrusive dykes traversing the area.

Reefs
The Merensky Reef structure at the Project Area has not been interpreted to date.

The UG2 CL is well developed towards the northeast of the Project Area, but deteriorates towards the southwest. Within the latter area, the chromitite layer is present as a thin discontinuous or disrupted chromitite/pyroxenite layer. It also appears to be disrupted by the shear zone along the footwall alteration zone.

The thickness of the sequences between the UG2 and MR in the Project 3 Area increases from ~6m to 25m in a southwest-northeast direction. In general, the thickness between the units appears to increase in a northeasterly direction, sub-parallel to the strike of the BIC layered lithologies.

Project Structure
A structural model was developed from data provided by the magnetic survey results and geological logs of drilled cores. At least three generations of faults were identified on the property.

The oldest event appears to be associated with dykes and sills trending at 305 degrees and is of post-BIC age. It appears to be the most prominent, with the largest displacement component of more than 20m. The majority of the faults are normal faults dipping in a westerly direction, decreasing in their dip downwards and displaying typical listric fault system behaviour.

A second phase represented by younger fault features is trending in two directions at 345 degrees and 315 degrees northwards respectively and appears to have consistent down-throws towards the west.

A third phase of deformation may be related to a regional east-west-striking dyke system causing discontinuity on adjacent structures. Several dolerite intrusives, mainly steep-dipping dykes and bedding-parallel sills, were intersected in boreholes. These range in thickness from 0.5–30m and most appear to be of a chilled nature; some are associated with faulted contacts. Evident on the magnetic image is an east-west-trending dyke, which appears to be of Pilanesberg-intrusion age. This dyke has a buffer effect on structural continuity as faulting and earlier stage intrusives are difficult to correlate on either side; and more work is required to understand the mechanics.

Figure 8: Cross Section through Project 3

Cross-Section Through Project Area
Project 3 Boundary
Project 3
Section-WBJV-184-165-166-19
B
Section Line
A
WBJV184D0
WBJV165D0
WBJV166D0
WBJV192D0
WBJV195D0
WBJV207D0
WBJV215D0
UG2HP
UG1
BAS
Basement onlap to modify
Ft
Minxcon

ITEM 10: DEPOSIT TYPES

The most pronounced PGE mineralisation in the Project Area occurs within the Merensky Reef and is generally associated with a 0.1–1.2m thick pegmatoidal feldspathic pyroxenite unit. The Merensky Reef is generally also associated with thin chromitite layers on either/both the top and bottom contacts of the pegmatoidal feldspathic pyroxenite. The second important mineralised unit is the UG2 chromitite layer, which is on average 1.50m thick and occurs within the Project Area.

MR Facies Types
The Merensky Reef occurs as the Detached Facies in the Project Area. The Detached Facies comprises a pegmatoid of feldspathic pyroxenite reef type, or pyroxenite bounded by top and bottom chromitite layers. It generally overlies several meters of fine to medium grained pyroxenite and is overlain by feldspathic pyroxenite with base metal sulphides mineralization within 1.0m thick just below the chromitite. It lies on footwall rocks from FW 1 to FW 6. It is similar to the detached Merensky Reef facies describe at the adjacent Project of Wesizwe.

UG2 Facies Types
The UG2 CL is composed of a choromitite layer and generally has a base feldspathic pyroxenite pegmatoid and certain overlying chromitite layers termed leader and triplets. Most of the intersections encountered in the PTM exploration campaign have no basal pegmatoid but do have FW13 Anorthosite Unit underlying the main band, pinching out in a NE direction and sitting directly on UG1 hangingwall pyroxenite.

Correlation and Lateral Continuity of the Reefs
The Merensky Reef and UG2 CL are positively identified in new intersections. Only the reef intersections that had no faulting or disruptions/discontinuities were used in the Resource Estimate. The UG1, traditionally classified as a secondary reef typically with multiple chromitite seams, has been intersected in some boreholes; although in many cases strongly disrupted, it showed surprisingly attractive grades.

Resource estimation is not possible within 50m from surface owing to core loss resulting from near-surface weathering (weathered rock profile), joint set interference, and reef identification/correlation problems and thinning of the reefs towards the west.

Merensky Reef is poorly developed at the Project Area, from the subcrop position to as far as 100m down-dip and as far as 800m along strike. This was evident in marginal grades, and is no doubt due to the presence of a palaeo-high in the Transvaal sediment floor rocks below the BIC. The area is locally referred to as the Abutment.

With respect to the UG2 CL in the Project Area, relative to the Abutment’s effect, a smaller area extending from subcrop position to as deep as 400m down-dip with strike length 420m of UG2 CL was characterised by a relatively low grade.

Potholes
The limited exploration and drilling at the Project 3 Area has revealed no real evidence of potholes. However, positive identification of pothole intersections for the Merensky Reef and UG2 CL in other areas of the WBJV has occurred. The possible position of these potholes may be indicated by the following:-
•	Where footwall stratigraphic widths are wider;
•	Where the Merensky Pyroxenite or UG2 chromitite is bifurcating, split or absent; and
•	Where the Merensky Reef width is anomalous with regard its normal facies widths.

Replacement Pegmatites
Due to limited drilling at Project 3 Area, little evidence for the occurrence of pseudo-form replacement bodies have been encountered. However, evidence for replacement pegmatoids has been encountered in other areas of the WBJV.

ITEM 11: MINERALISATION

No metallurgical testwork has been conducted by PTM for Project 3 to date. However, metallurgical testwork has been conducted for southern areas of the WBJV, and it is expected that the mineralogy at Project 3 will be similar this. The following is an excerpt from the technical report completed for the Project 1 and 1A areas.

Mineralisation Styles and Distribution
Bulk modal analyses were estimated based on the results from XRD analysis (RIR method) and optical microscopic examination. The results were as follows:-
•	Alteration – Silicates showed low to moderate alteration, mainly associated with fractured zones. The degree of alteration is not expected to hinder flotation results, but should be monitored.
•	Sulphide Assemblages – Sulphide composition of the samples was variable. The results of the estimated sulphide composition of the composite sample were as follows:-
o	Chalcopyrite (CuFeS2): 20%
o	Pyrite (FeS2): 2%
o	Pyrrhotite (Fe7S8): 35%
o	Pentlandite ((Fe, Ni)S): 43%
Examination of the polished thin-sections showed that the sulphides occurs as sporadically distributed, fine grained clusters associated with interstitial silicates or as isolated, coarse composite particles and blebs. The liberation characteristics of the sulphides are expected to be relatively good apart from the fine disaggregated disseminated chalcopyrite.

PGE and Gold Deportment
PGE searches (including gold bearing phases) were conducted by manually scanning a selection of the polished sections utilizing a scanning electron microscope to obtain a statistical particle count. Approximately 237 particles were located in 8 thin sections and image analysis software was employed to measure the size of each particle.

a) Speciation
Taken as a whole, the proportions of the various PGE (+Au) species are depicted in Table 3. The major PGE phase encountered was cooperite (PtS) which comprise 63% of the observed particles. Moncheite (PtTe2) was the next most common PGE encountered (11%). The major gold-bearing phase, electrum (AuAg), was found to comprise 6% of the observed particles. Braggite (PtPd)S is also fairly common and comprises 5% of the observed particles. Sperrylite (PtAs2) is less common, comprising about 4% of the observed PGE’s. A PGE phase composed of Pd, Pt, As and some Te was found to be present in 2.4% of the observed particles. Hollingworthite (RhAsS), isoferroplatinum (Pt3Fe) and laurite (RuS2) are less common PGE’s, each comprising about 1.5% of the total observed particles. Froodite (PdBi2) comprise about 1% of the observed particles and was found only in one thin-section (41/D4/B). The remaining 2.8% of the observed particles are composed of 9 other PGE and gold species.

In order to reach a better understanding of the PGE speciation, they were classified into five groups: a) sulphides, b) arsenides, c) Te-, Sb- and Bi-bearing, d) Au-bearing phases and e) Fe bearing PGE’s. The sulphides comprise about 71% of PGE’s observed (of which cooperate comprise about 90%).

Table 3: PGE + Au speciation and proportional occurrence based on area (um2)

	No of Particles	Area (um2)	% of Total Area	% in Group	Group Area	Group as % of Total
Sulphides
Cooperite	69	12719	63.2	89.29	14241.6	70.8
Braggite	2	1069.1	5.3	7.51
Laurite	10	319.5	1.6	2.24
Platarsite	1	136.9	0.7	0.96
Arsenides
Sperrylite	8	754.3	3.8	46.56	1620.0	8.1
Palladoarsenide	1	87.0	0.4	5.37
PdPt(Te)As	3	476.4	2.4	29.41
Hollingworthite	2	302.3	1.5	18.66
Te-Be- and Bi-Bearing
Moncheite	37	2128.8	10.6	81.24	2620.4	13.0
Michenerite	5	119.1	0.6	4.55
Stbiopalladinite	6	99.9	0.5	3.81
Stumpflite	1	7.0	0.0	0.27
PdSbBi	9	14.3	0.1	0.93
Froodite	22	241.3	1.2	9.21
Au-Bearing
Electrum	52	1228.4	6.1	6.11	1342.8	6.7
Aurostibite	1	37	0.2	0.18
Gold	1	72.5	0.4	0.36
AuPdTe	2	4.9	0.0	0.02
Fe-Bearing PGE’s
Isoferroplatinum	5	281.4	1.4	100	281.4	1.4
TOTAL	237	20106.2	100		20106.2	100

b) Mineral Association
With regard to the mineral associations, 77% of the total PGE’s (+Au-phases) observed are associated with sulphides (mainly occluded or attached to chalcopyrite or pentlandite), 21% is occluded in silicates (usually in close proximity to sulphides), and only 2% occur on the boundary between silicate minerals and chromite. Microscopic observation indicates that PGE’s (+Au-phases) concluded in silicate minerals occur mainly in the alteration silicates and in interstitial silicate phases i.e. talc, chlorite, quartz, amphibole and phlogopite.

c) Grain-Size Distribution
With regard to the grain size distributions, nearly 40% of the total PGE’s are sulphides that are larger than 1000µm2 in size. Approximately 75% of the observed PGE’s are larger than 100µm2 in size. It was also noted that the Te-, Sb- and Bi-bearing PGE’s are generally smaller than the sulphides. The largest PGE particle observed was measured at ~5000µm2. Only 2 particles were measured at >1000µm2, but this accounted for nearly 37% of total PGE’s observed.

The sulphide and PGE composition of the composite sample is normal for the Merensky Reef. The most significant observations resulting from these processes are:
•	the formation of deleterious alteration products such as talc and chlorite which will tend to dilute grades of flotation concentrates, and affect the milling and filtration characteristics of the ore;
•
alteration tends to disaggregate primary sulphides (and PGE’s) in situ, to form very fine disseminated clusters within alteration silicates, which will require finer grinding to achieve effective liberation.

ITEM 12: EXPLORATION

Item 12(a): Survey (field observation) Results, Procedures and Parameters
Exploration to date for the Project 3 Area comprises of geophysical surveys (magnetic, gravity, 3D seismics and aerial magnetic). This programme is currently still in process. The purpose of the exploration programme is to re-evaluate the Project Area via geophysical assessments with regard to structure.

The exploration programme is currently still ongoing, and is expected to be concluded by the 31 July 2008.

Item 12(b): Interpretation of Survey (field observation) Results
The structural features identified from the aeromagnetic data were interpreted in terms of a regional structural model. Major dyke features were easily recognised and these assisted in the compilation of a structural model for the WBJV Project Area.

Item 12(c): Survey (field observation) Data Collection and Compilation
Initial processing of the geophysical data collected was conducted by Anglo American Technical Division, Geoscience. Final processing of data is conducted by Rock Deformation Research Limited (“RDR”).

ITEM 13: DRILLING

Type and Extent of Drilling
Since March 2005 PTM has drilled 25,911m of core at the Project 3 Area. A total of 6,062 samples have been submitted for assaying for these boreholes consisting of 4,895 field samples, 590 standards and 577 blanks.

The type of drilling being conducted on the WBJV is a diamond-drilling core-recovery technique involving a BQ-size solid core extraction. The drilling is placed on an unbiased 500m x 500m grid and detailed when necessary to a 250m x 250m grid. To date, a total of 24 boreholes have been drilled by PTM on Project 3 Area. 3 deflections were drilled for boreholes which intersected the Merensky Reef or UG2 CL, and all of these deflections were assayed. Drilling at the Project Area was still ongoing at the time of writing of this report.

Procedures, Summary and Interpretation of Results
The results of the drilling and the general geological interpretation are digitally captured in SABLE and a GIS software package named ARCVIEW. The exact borehole locations, together with the results of the economic evaluation, are plotted on plan. From the geographic location of the holes drilled, regularly spaced sections are drawn by hand and digitised. This information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the borehole information.

Comment on True and Apparent Widths of the Mineralised Zones
The geometry of the deposit has been clearly defined in the sections drawn through the property. All holes were drilled vertically and the down hole surveys indicate very little deviation. A three-dimensional surface – digital terrain model (“DTM”) – was created and used in the calculation of the average dip of 10°. This dip has been factored into the calculations on which Resource Estimates are based.

Comment on the Orientation of the Mineralised Zones
The mineralised zones within the Project Area include the Merensky Reef and the UG2 CL, both of which are planar tabular ultramafic precipitants of a differentiated magma and therefore form a continuous sheet-like accumulate.

The stratigraphic markers above and below the economic horizons have been recognised and facilitate recognition of the Merensky Reef and the UG2 CL. There are a few exceptions to the quality of recognition of the stratigraphic sequences. These disruptions are generally of a structural nature and are to be expected within this type of deposit.

In some boreholes no clear stratigraphic recognition was possible. These holes were excluded from Resource calculations.

ITEM 14: SAMPLING METHOD AND APPROACH

Item 14(a): Sampling Method, Location, Number, Type and Size of Sampling
The first step in the sampling of the diamond-drilled core is to mark the core from the distance below collar in 1m units and then for major stratigraphic units. Once the stratigraphic units are identified, the economic units – Merensky Reef and UG2 CL – are marked. The top and bottom contacts of the reefs are clearly marked on the core. Thereafter the core is rotated in such a manner that all lineations pertaining to stratification are aligned to produce a representative split. A centre cut line is then drawn lengthways for cutting. After cutting, the material is replaced in the core trays. The sample intervals are then marked as a line and a distance from collar.

The sample intervals are typically 15–25cm in length. In areas where no economic zones are expected, the sampling interval could be as much as a metre. The sample intervals are allocated a sampling number, and this is written on the core for reference purposes. The half-core is then removed and placed into high-quality plastic bags together with a sampling tag containing the sampling number, which is entered onto a sample sheet. The start and end depths are marked on the core with a corresponding line. The duplicate tag stays as a permanent record in the sample booklet, which is secured on site. The responsible project geologist then seals the sampling bag. The sampling information is recorded on a specially designed sampling sheet that facilitates digital capture into the SABLE system (commercially available logging software). The sampling extends for about a metre into the hangingwall and footwall of the economic reefs.

A total of 25,911m has been drilled by PTM across Project 3. Altogether 6,062 samples have been submitted for assaying, including 590 standards and 577 blanks.

Item 14(b): Drilling Recovery
All reef intersections that are sampled require a 100% core recovery. If less than 100% is recovered, the drilling company will re-drill, using a wedge to achieve the desired recovery.

Item 14(c): Sample Quality and Sample Bias
The sampling methodology accords with PTM protocol based on industry-accepted best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire economic unit together with hanging wall and footwall sampling. Sampling over-selection and sampling bias is eliminated by rotating the core so that the stratification is vertical and by inserting a cutline down the centre of the core and removing one side of the core only.

Item 14(d): Widths of Mineralised Zones – Mining Cuts
The Merensky Reef is on average 112cm thick and the UG2 CL is on average 122cm thick. Although the average widths are more than 1m, there are a significant number of reef intersections less than 1m. A minimum mining width of 80cm was selected.
The Merensky mining width (used as reef width) is defined as follows:-
The upper chrome seam defines the upper limit of the mining cut. If the upper sample plus reef is less than 80cm then sample in the footwall was added to define a minimum of as close as possible to a 80cm mining cut.

The UG2 mining width (used as reef width) is defined as the reef width and if the reef width was less than 80cm then samples were added in the hanging wall to define a minimum width of as close to 80cm as possible. Reef intersections more than 80cm were kept as is.

Item 14(e): Summary of Sample Composites with Values and Calculated True Widths

Table 4: Merensky Reef – Channel Width

BHID	FROM	TO	SG	LENGTH	PT	PD	RH	AU	4E	CU%	NI%	CR%	CW
	m	m	t/m3	m	g/t	g/t	g/t	g/t	g/t	%	%	%	m
WBJV158D0	760.45	761.45	3.23	1.00	5.50	2.28	0.34	0.39	8.51	0.09	0.22	0.63	100
WBJV158D1	59.47	60.56	3.25	1.09	0.10	0.04	0.02	0.01	0.16	0.01	0.06	0.22	109
WBJV158D2	62.85	63.85	3.12	1.00	0.02	0.01	0.01	0.01	0.05	0.01	0.05	0.17	100
WBJV163D0	530.75	531.55	3.21	0.80	0.11	0.06	0.01	0.05	0.22	0.03	0.11	0.27	80
WBJV163D1	19.44	20.26	3.22	0.82	0.03	0.02	0.01	0.04	0.10	0.04	0.10	0.23	82
WBJV207D0	427.35	428.15	3.16	0.80	0.17	0.03	0.03	0.01	0.24	0.01	0.06	0.21	80
WBJV207D1	27.27	28.07	3.12	0.80	0.04	0.02	0.01	0.01	0.08	0.01	0.05	0.22	80
WBJV207D2	31.99	32.79	3.17	0.80	0.01	0.01	0.01	0.01	0.05	0.00	0.05	0.20	80
WBJV208D0	658.50	659.50	3.22	1.00	0.03	0.03	0.01	0.01	0.08	0.01	0.04	0.21	100
WBJV210D0	464.50	465.75	3.27	1.25	2.93	1.25	0.22	0.20	4.60	0.08	0.18	0.32	125
WBJV210D1	65.00	66.25	3.25	1.25	3.29	1.31	0.22	0.21	5.03	0.06	0.15	0.43	125
WBJV210D2	70.00	71.25	3.24	1.25	2.86	1.06	0.24	0.19	4.36	0.06	0.14	0.30	125
WBJV211D0	523.25	524.50	3.24	1.25	1.09	0.70	0.04	0.20	2.02	0.05	0.13	0.23	125
WBJV211D1	32.00	33.25	-	1.25	1.50	0.68	0.04	0.08	2.31	0.02	0.12	0.20	125
WBJV211D2	37.00	38.25	-	1.25	2.41	1.30	0.08	0.73	4.52	0.08	0.19	0.23	125
WBJV212D0	520.00	521.75	-	1.75	2.03	1.06	0.17	0.13	3.39	0.05	0.17	0.29	175
WBJV212D1	41.00	42.75	-	1.75	5.30	1.94	0.44	0.31	8.00	0.07	0.20	0.35	175
WBJV212D2	43.00	44.75	-	1.75	3.71	1.32	0.27	0.25	5.56	0.10	0.19	0.28	175
WBJV214D0	545.75	546.75	3.21	1.00	0.04	0.02	0.01	0.05	0.12	-	-	-	100
WBJV215D0	427.00	428.00	3.25	1.00	5.43	2.09	0.31	0.33	8.16	-	-	-	100
WBJV215D1	37.25	38.25	3.21	1.00	3.61	1.59	0.24	0.20	5.63	-	-	-	100
WBJV215D2	42.00	43.00	3.23	1.00	3.45	1.34	0.27	0.18	5.23	-	-	-	100

Table 5: UG2 CL – Channel Width

BHID	FROM	TO	SG	LENGTH	PT	PD	RH	AU	4E	CU%	NI%	CR%	CW
	m	m	t/m3	m	g/t	g/t	g/t	g/t	g/t	%	%	%	m
WBJV192D2	40.11	41.11	-	1.00	3.63	1.68	0.67	0.03	6.01	0.01	0.08	14.90	100
WBJV207D0	448.00	448.75	3.78	0.75	2.24	1.28	0.26	0.04	3.82	0.00	0.09	3.83	75
WBJV207D1	47.75	48.45	3.98	0.70	2.67	0.85	0.35	0.02	3.89	0.01	0.08	11.83	70
WBJV207D2	52.75	53.62	3.54	0.87	1.21	0.70	0.14	0.01	2.05	0.00	0.12	5.85	87
WBJV210D0	487.45	488.80	4.26	1.35	4.74	2.76	0.85	0.08	8.43	0.01	0.09	17.25	135
WBJV211D0	548.50	549.40	3.36	0.90	0.41	0.12	0.06	0.01	0.61	0.01	0.10	0.70	90
WBJV211D2	62.50	63.40	-	0.90	0.74	0.22	0.12	0.01	1.09	0.00	0.11	4.49	90
WBJV212D2	53.00	54.00	-	1.00	1.59	0.71	0.30	0.01	2.61	0.01	0.06	8.87	100
WBJV215D0	455.50	457.25	4.05	1.75	3.50	1.66	0.45	0.05	5.67	-	-	-	175
WBJV215D1	66.18	68.00	3.86	1.82	3.37	1.37	0.51	0.04	5.29	-	-	-	182
WBJV215D2	70.50	71.75	3.97	1.25	2.61	1.43	0.46	0.04	4.54	-	-	-	125

ITEM 15: SAMPLE PREPARATION, ANALYSES AND SECURITY

Item 15(a): Persons Involved in Sample Preparation
Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by a PTM geologist and transported to the exploration office by PTM personnel. Before the core is taken off the drilling site, the depths are checked and entered on a daily drilling report, which is then signed off by PTM. The core yard manager is responsible for checking all drilled core pieces and recording the following information:
•	Drillers’ depth markers (discrepancies are recorded);
•	Fitment and marking of core pieces;
•	Core losses and core gains;
•	Grinding of core;
•	One-meter-interval markings on core for sample referencing; and
•	Re-checking of depth markings for accuracy.
Core sampling is carried out by a qualified geologists under the supervision of the project geologist, who is responsible for timely delivery of the samples to the relevant laboratory. The supervising and project geologists ensure that samples are transported by PTM contractors.

Item 15(b): Sample Preparation, Laboratory Standards and Procedures
When samples are prepared for shipment to the analytical facility the following steps are followed:
•	Samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing;
•	The sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form;
•
The samples are placed according to sequence into large plastic bags. (The numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment);

•
The chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage. The project geologist keeps copies of the analytical request form and the chain-of-custody form on site; and

•
Once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area. The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment.

For the present database, field samples have been analyzed by three different laboratories: ALS Chemex (South Africa), Genalysis (Australia) and currently Set Point laboratories (South Africa). Samples from borehole WBJV008 onwards were sent to the Set Point Laboratory preparation facility at Mokopane.
Transportation from their preparation laboratory in Mokopane to their laboratory in Johannesburg was done under secure conditions as required by PTM. Dr B Smee has accredited Set Point Laboratories.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106µm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analysed for Pt (ppb), Pd (ppb) Rh (ppb) and Au (ppb) by standard 25g lead fire-assay using silver as requested by a co-collector to facilitate easier handling of prills as well as to minimise losses during the cupellation process. Although collection of three elements (Pt, Pd and Au) is enhanced by this technique, the contrary is true for rhodium (Rh), which volatilises in the presence of silver during cupellation. Palladium is used as the co-collector for Rh analysis. The resulting prills are dissolved with aqua regia for Inductively Coupled Plasma (“ICP”) analysis.

After pre-concentration by fire assay and microwave dissolution, the resulting solutions are analysed for Au and PGE’s by the technique of ICP-OES (inductively coupled plasma–optical emission spectrometry).

Item 15(c): Quality Assurance and Quality Control (QA&QC) Procedures and Results
The PTM protocols for quality control are as follows:-
1.	The project geologist (Mr M Rhentho) oversees the sampling process;
2.	The core yard manager (Mr I Ernest) oversees the core quality control;
3.	The exploration geologists (Ms T Saindi and Ms T Thapelo) and the sample technician (Mr LJ Selaki) is responsible for the actual sampling process’
4.	The project geologist oversees the chain of custody;
5.	The internal QP (Mr W Visser) verifies both processes and receives the laboratory data;
6.	The internal resource geologist (Mr T Botha) and the database manager (Mr M Rhantho) merge the data and produce the SABLE sampling log with assay values;
7.	Together with the project geologist, the resource geologist determines the initial mining cut;
8.	The external auditor (Mr N Williams) verifies the sampling process and signs off on the mining cut;
9.	The second external database auditor (Ms H Sternberg) verifies the SABLE database and highlights QA&QC failures;
10.	Ms R de Klerk (Maxwell Datashed) runs the QA&QC graphs (standards, blanks and duplicates) and reports anomalies and failures to the internal QP;
11.	The internal QP requests re-assays; and
12.	Check samples are sent to a second laboratory to verify the validity of data received from the first laboratory.

Standards
The following analytical standards were used to asses the accuracy and possible bias of assay values for Platinum (Pt) and Palladium (Pd). Rhodium (Rh) and Gold (Au) were monitored where data for the standards were available, but standards were not failed on Rh and Au alone.

Table 6: Standards used for QA&QC

Standard type	Pt	Pd	Rh	Au
CDN-PGES-5	Yes	Yes	-	-
CDN-PGES-6	Yes	Yes	-	Yes
CDN-PGES-7	Yes	Yes	-	Yes
CDN-PGES-11	Yes	Yes	-	Yes
AMIS0005	Yes	Yes	Yes	-
AMIS0007	Yes	Yes	Yes	-
AMIS0010	Yes	Yes	-	-

Generally, the standards are inserted in place at the fifteenth sample site in the sample sequence. The standards are stored in sealed containers and considerable care is taken to ensure that they are not contaminated in any manner (e.g. through storage in a dusty environment, being placed in a less than pristine sample bag or being in any way contaminated in the core saw process).

Assay testing refers to Round Robin programmes involving collection and preparation of material of varying matrices and grades, to provide homogeneous material for developing reference materials (standards) necessary for monitoring assaying. Assay testing is also useful in ensuring that analytical methods are matched to the mineralogical characteristics of the mineralisation being explored. Samples are sent to a sufficient number of international testing laboratories to provide enough assay data to statistically determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits.

Tolerance limits are set at two and three standard deviations from the Round Robin mean value of the reference material. A single analytical batch is rejected for accuracy when reference material assays are beyond three standard deviations from the certified mean, and any two consecutive standards within the same batch are rejected on the basis of bias when both reference material assays are beyond two standard deviations limit on the same side of the mean. Reasons why standards failed may include database errors, selection of wrong standards in the field, sample mis-ordering errors and bias from the laboratory. A failed standard is considered to be cause for re-assay if it falls within a determined mining cut for either the Merensky Reef or UG2 CL (MRMC and UG2MC). The bulk of the economic value of the reefs is located within the combined value for Pt and Pd, with Rh and Au comprising only 10% of the 4E value (refer to Item 3 for the prill splits). As requested by a result, standards that failed for Rh and/or Au (Rh evaluated for AMIS0005, AMIS0007 and AMIS0010 standards; Au evaluated for CDN-PGES-5, 6, 7 and 11) are not included in the final results as the influence is deemed as not of material economic value.

Blanks
The insertion of blanks provides an important check on the laboratory practices, especially potential contamination or sample sequence mis-ordering. Blanks consist of a selection of Transvaal Quartzite pieces (devoid of platinum, palladium, copper and nickel mineralisation) of a mass similar to that of a normal core sample. The blank being used is always noted to track its behaviour and trace metal content. Typically the first blank is sample 5 in a given sampling sequence.

Duplicates
The purpose of having field duplicates is to provide a check on possible sample over-selection. The field duplicate contains all levels of error – core or reverse-circulation cutting splitting, sample size reduction in the prep lab, sub-sampling at the pulp, and analytical error.

No duplicate samples were assayed for Project 3.

Assay Validation
Although samples are assayed with reference materials, an assay validation programme is being conducted to ensure that assays are repeatable within statistical limits for the styles of mineralisation being investigated. It should be noted that validation is different from verification; the latter implies 100% repeatability. The assay validation programme entails:-
•	a re-assay programme conducted on standards that failed the tolerance limits set at two and three standard deviations from the Round Robin mean value of the reference material;
•	ongoing blind pulp duplicate assays at Set Point Laboratory;
•	check assays conducted at an independent assaying facility (Genalysis).

Item 15(d): Adequacy of Sampling Procedures, Security and Analytical Procedures
Sampling Procedures
The QA&QC practice of PTM is a process beginning with the actual placement of the borehole position (on the grid) and continuing through to the decision for the 3D economic intersection to be included in (passed into) the database. The values are also confirmed, as well as the correctness of correlation of reef/mining cut so that populations used in the geostatistical modelling are not mixed; this makes for a high degree of reliability in estimates of Resources/Reserves.

The author of this report (the independent QP) relied on subordinate qualified persons for the following:
•
correct sampling procedures (marking, cutting, labelling and packaging) were followed at the exploration office and accurate recording (sample sheets and digital recording in SABLE) and chain-of-custody procedures were followed;

•	adequate sampling of the two economic horizons (Merensky Reef and UG2 CL) was done;
•	preparations by PTM field staff were done with a high degree of precision and no deliberate or inadvertent bias;
•	correct procedures were adhered to at all points from field to database;
•	PTM’s QA&QC system meets or exceeds the requirements of NI 43-101 and mining best practice; and that
•	the estimates provided for the Merensky Reef and UG2 CL are a fair and valid representation of the actual in-situ value.

The QP’s view is supported by Mr N Williams, who audited the whole process (from field to database), and by Ms H Sternberg, who regularly audits the SABLE database for correct entry and integrity and also verifies the standards, blanks and duplicates within the database as a second check to the QA&QC graphs run by Ms R de Klerk.

Security
Samples are not removed from secured storage location without completion of a chain-of-custody document; this forms part of a continuous tracking system for the movement of the samples and persons responsible for their security. Ultimate responsibility for the secure and timely delivery of the samples to the chosen analytical facility rests with the project geologist and samples are not transported in any manner without the project geologist’s permission.

During the process of transportation between the Project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the supervising and project geologist to ensure secure transportation of the samples to the analytical facility. The original chain-of-custody document always accompanies the samples to their final destination.

Adequacy of Analytical Procedures
The QA&QC practice of PTM is a process beginning with the actual placement of the borehole position (on the grid) and continuing through to the decision for the 3D economic intersection to be included in (passed into) the database. The values are also confirmed, as well as the correctness of correlation of reef/mining cut so that populations used in the geostatistical modelling are not mixed; this makes for a high degree of reliability in estimates of resources/reserves.

ITEM 16: DATA VERIFICATION

Item 16(a): Quality Control Measures and Data Verification
All scientific information is manually captured and digitally recorded. The information derived from the core logging is manually recorded on A4-size logging sheets. After being captured manually, the data is electronically captured in a digital logging program (SABLE). For this exercise the program has very specific requirements and standards. Should the entered data not be in the set format the information is rejected. This is the first stage of the verification process.

After the information is transferred into SABLE, the same information is transferred into a modelling package (DATAMINE). Modelling packages are rigorous in their rejection of conflicting data, e.g. the input is aborted if there are any overlaps in distances or inconsistencies in stratigraphic or economic horizon nomenclature. This is the second stage of verification. Once these stages of digital data verification are complete, a third stage is generated in the form of section construction and continuity through DATAMINE. The lateral continuity and the packages of hanging wall and footwall stratigraphic units must align or be in a format consistent with the general geometry. If this is not the case, the information is again aborted.

The final stage of verification is of a geostatistical nature, where population distributions, variance and spatial relationships are considered. Anomalies in grade, thickness, isopach or isocon trends are noted and questioned. Should inconsistencies and varying trends be un-explainable, the base data is again interrogated, and the process is repeated until a suitable explanation is obtained.

Item 16(b): Verification of Data
The geological and economic base data has been verified by Ms H Sternberg and has been found to be acceptable.

Item 16(c): Nature of the Limitations of Data Verification Process
As with all information, inherent bias and inaccuracies can and may be present. Given the verification process that has been carried out, however, should there be a bias or inconsistency in the data, the error would be of no material consequence in the interpretation of the model or evaluation. The data is checked for errors and inconsistencies at each step of handling. The data is also rechecked at the stage where it is entered into the deposit-modelling software. In addition to ongoing data checks by project staff, the senior management and directors of PTM have completed spot audits of the data and processing procedures. Audits have also been done on the recording of borehole information, the assay interpretation and final compilation of the information. The individuals in PTM’s senior management and certain directors of the company who completed the tests and designed the processes are non-independent mining or geological experts.

Item 16(d): Possible reasons for not having completed a Data Verification Process
There are no such reasons. All PTM data has been verified before being statistically processed.

ITEM 17: ADJACENT PROPERTIES

Item 17 (a) Comment on Public-Domain Information about Adjacent Properties
The adjacent property to the south of the WBJV is the Bafokeng Rasimone Platinum Mine (BRPM), which operates under a joint-venture agreement between Anglo Platinum and the Royal Bafokeng Nation. The operation lies directly to the south of the project area and operating stopes are within 1,500m of the WBJV current drilling area. This is an operational mine and the additional information is published in Anglo Platinum’s 2006 Annual Report, which can be found on the www.angloplats.com website.

The Royal Bafokeng Nation has itself made public disclosures and information with respect to the property and these can be found on www.rbr.co.za.

The AP website includes the following points (Annual Report, 2006):-
•
Originally, the design was for 200,000 tons per month Merensky Reef operation from twin declines using a dip-mining method. The mine also completed an opencast Merensky Reef and UG2 CL operation, and mechanised mining was started in the southern part of the mine.

•	The planned steady state would be 220,000 tons per month, 80% from traditional breast mining. As a result of returning to traditional breast mining the development requirements are reduced.
•	The mining plan reverted to single skilled operators.
•	The mine mills about 2,400,000 tons per year with a built-up head grade of 4.31g/t 4E in 2006.
•	For 2006, the production was 217,800 equivalent refined platinum ounces.
•	Operating costs per ton milled in 2002, 2003, 2004, 2005 and 2006 were R284/t, R329/t, R372/t, R378/t and R385/t respectively.

The adjacent property to the north of the WBJV is Wesizwe Platinum Limited. The Pilanesberg Project of Wesizwe is situated on the farms Frischgewaagd 96 JQ, Ledig 909 JQ, Mimosa 81 JQ and Zandrivierpoort 210 JP. An exploration programme is still actively being conducted.

Wesizwe’s interim report for the six months ended 30 June 2006 published by Wesizwe included a Resource declaration on the Merensky Reef and the UG2 CL horizons. The statement was prepared in accordance with Section 12 of listing requirements of the JSE and the SAMREC code. This estimate is in the public domain, is relevant to the estimate under this report and can not be reported here as it is not a historical estimate or within the scope of a NI 43-101 report.

Down-dip to the east is AP’s Styldrift Project of which AP’s attributable interest is 50% of the Mineral Resource and Mineral Reserves. The declared 2006 Resource for the project , which is in the public domain, is relevant to the estimate under this report and can not be reported here as it is not a historical estimate or within the scope of a NI 43-101 report.

Item 17 (b) Source of Adjacent Property Information
The BRPM operations information is to be found on website www.angloplats.com and the Royal Bafokeng Nation’s information on website www.rbr.co.za. Wesizwe Platinum Limited information is on website www.wesizwe.co.za and the Styldrift information on website www.angloplats.com.

Item 17 (c) Relevance of the Adjacent Property Information
The WBJV deposit is a continuation of the deposit concerned in the BRPM operations and the Wesizwe Project, and the information obtained from BRPM and Wesizwe is thus of major significance and appropriate in making decisions about the WBJV.

The technical information on adjoining properties has been sourced from public domain information and has not been verified by the QP of this report.

Item 17 (d) Application of the Adjacent Property Information
BRPM and Styldrift information from AP was used in the estimation of Mineral Resources. However, the details of this information could not be disclosed as a confidentiality agreement exists between PTM and AP.

ITEM 18: MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing and metallurgical testwork has been conducted at the Project Area to date.

ITEM 19: MINERAL RESOURCE ESTIMATES

Item 19(a): Standard Resource and Reserve Reporting System
The author has classified the Mineral Resources according to the SAMREC Code and are compliant with NI 43-101.

Item 19(b): Comment on Resource and Reserve Subsets
This report deals primarily with the Mineral Resources. No Mineral Reserves have been classified.

Item 19(c): Comment on Inferred Resource
Inferred Mineral Resources have been classified, however no addition of the Inferred Mineral Resources to other Mineral Resource categories has taken place as only Inferred Mineral Resources have been estimated.

Item 19(d): Relationship of the QP to the Issuer
Apart from having been contracted to compile this report, the QP has no commercial or other relationship with PTM.

Item 19(e): Detailed Mineral Resource Tabulation
From the interpolated block model, Inferred Mineral Resources were estimated. Table 7 shows the tonnage and grade for each reef at specific cut-off grades for 4E (cm.g/t.). The cut-off grade categories are based on content as the interpolation was carried out on content, as was the mechanism for the change of support or post processing.

Table 7: Mineral Resource for UG2CL and Merensky Reef at Project 3

Inferred Mineral Resource (4E)	Cut-off (cm.g/t)	Million Tonnes	Grade 4E (g/t)	Potential Mining Width (m)	Tons PGE (4E)	Moz PGEs (4E)
Project 3 MR	100	4.040	6.26	1.12	25.307	0.814
Project 3 UG2	100	6.129	5.51	1.22	33.781	1.086
Total Inferred	100	10.169	5.81		59.088	1.900

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 3 MR	64%	4.01	27%	1.69	4%	0.25	5%	0.31
Project 3 UG2	62%	3.42	28%	1.54	9%	0.50	1%	0.06
MR = Merensky Reef; UG2 = Upper Group No. 2 chromitite seam; PGE = Platinum Group Metals.
The cut-offs for Inferred Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors.
Tonnes discount for geological loss and dip.

A cut-off grade of 100cm.g/t was selected as a Resource cut-off. The reason for using the 100cm.g/t cut-off is in compliance with responsible engineering practice to simulate probable working cost and flow of ore parameters, in order to report potentially economical resources.  The Mineral Resources are estimated by the kriging method of Resource Estimation. In keeping with best practice in Resource Estimation, an allowance for known and expected geological losses is made.

The prill split estimates of the platinum, palladium, rhodium and gold (4E) have been provided in compliance with NI 43-101. The individual prill splits are estimated by the kriging method on a similar bases as the combined 4E grades.

Item 19(f): Key Assumptions, Parameters and Methods of Resource Calculation
The following table details the number of boreholes used in the estimation of the Mineral Resources:-

Table 8: Borehole Intercepts used in the estimation of the Mineral Resources

Data	Valid MR intercepts used for Model	Valid UG2 intercepts used for Model
No. of intercepts for Project 3	27	15

Mining widths and 4E grades used in the Resource Estimation exercises are depicted in the diagrams below. The available borehole data was obtained from PTM. In the evaluation process the metal content (4E cmg/t) and reef width (cm) values are used. The reef width refers to the corrected mining cut reef width. The values have been interpolated into a 2D block model. The 4E grade (g/t) has been calculated from the interpolated content and reef width values. For modelling purposes on Project 3, the Merensky Reef was divided into two geological domains and the UG2 consists of two domains (Figure 13). Grade and reef width estimates were calculated within specific geological domains.

Platinum Group Metals
Location of Boreholes used for Resource Estimation
Merensky Reef Borehole Locations
Project 3
KOEDOESFONTEIN 94JQ
LEGEND
Farm Boundary
Project Boundary
Estimated Position of MR Subcrop
Borehole Location
0
1km
UG2 CL Borehole Locations
Project 3
KOEDOESFONTEIN 94JQ
LEGEND
Farm Boundary
Project Boundary
Estimated Position of MR Subcrop
Borehole Location
0
1km
Minxcon

Platinum Group Metals
Channel Width Plots - Merensky Reef and UG2 Chomitite Layer
Merensky Reef Mining Cut Model
Kriged Channel Width
Project 3
cm
Absent
0-80
80 - 90
90-100
100-120
120-130
>130
0
1km
UG2 CL Mining Cut Model
Kriged Channel Width
Project 3
cm
Absent
0-80
80 - 90
90-100
100-120
120-130
>130
0
1km
Minxcon

Platinum Group Metals
4E Krig Grade Plots-Merensky Reef and UG2 CL
27°1'0"E
27°1'30"E
27°2'0"E
27°2'30"E
27°3'0"E
27°3'30"E
27°4'0"E
25°21'0"S
25°21'30"S
25°22'0"S
25°22'30"S
25°23'0"S
Merensky Reef Mining Cut Model
Kriged 4E Grade
N
Project 3
cmg/t
Absent
0-150
150-250
250-350
350-450
450-550
550-650
650-750
<750
0
1.5km
UG2 CL Mining Cut Model
Kriged 4E Grade
N
Project 3
cmg/t
Absent
0-150
150-250
250-350
350-450
450-550
550-650
650-750
<750
0
1.5km
Minxcon

Geological Domains for Resource Estimation at Project 3
Merensky Reef
Project 3
1
2
LEGEND
Project Boundary
Domain 1
Domain 2
SCALE
0
1km
UG2 Chromitite Layer
Project 3
1
2
LEGEND
Project Boundary
Domain 1
Domain 2
SCALE
0
1km
Minxcon

Statistical Analysis
Descriptive statistics in the form of histograms (frequency distributions) and probability plots (to evaluate the normality of the distribution of a variable) were used to develop an understanding of the statistical relationships. Skewness is a measure of the deviation of the distribution from symmetry (0 = no skewness). Kurtosis measures the "peakedness" of a distribution (3 = normal distribution).

Descriptive statistics for the Merensky Reef and the UG2 CL are summarised below.

No corrections were made (top cut etc.) to the data and the statistical analyses show the expected relationships for these types of reef.

Variography
Variograms are a useful tool for investigating the spatial relationships of samples. Variograms for channel width (cm), Pt, Pd, Rh, Au, 3PGE_Au (“cm4E), Os, Ir, Ru contents (cm.g/t), and Cu and Ni percents (%) were modelled during the estimation process.
The table below summarises the variogram model parameters for the different reefs and domains.

Table 11: Variogram Parameters Merensky Reef – 4E and Mining Cut Width

Reef	Parameter	Domain	Nugget	Sill 1	Range1	Range2	Range3	Sill 2	Range1	Range2	Range3
			%	%	m	m	m	%	m	m	m
MRMC	4E	1	35.31	77.59	203	203	203	100	518	518	518
MRMC	CW	1	18.06	76.86	224	224	224	100	521	521	521
MRMC	4E	2	38.24	79.79	211	211	211	100	534	534	534
MRMC	CW	2	17.21	86.59	343	343	343	100	772	772	772

Table 12: Variogram Parameters UG2 – 4E and Mining Cut Width

Reef	Parameter	Domain	Nugget	Sill 1	Range1	Range2	Range3	Sill 2	Range1	Range2	Range3
			%	%	m	m	m	%	m	m	m
UG2MC	4E	1	38.8	80.0	200	200	200	100	395	395	395
UG2MC	CW	1	30.2	100.0	313	313	313	100	-	-	-
UG2MC	4E	2	29.5	81.7	207	207	207	100	336	336	336
UG2MC	CW	2	35.6	60.0	201	201	201	100	297	297	297

All variograms are omni-directional spherical semi-variograms. Table 11 and Table 12 summarise the 4E content and mining cut width variograms, which have a modelled grade continuity range of ~200-700m for the Merensky Reef and a modelled grade continuity range of ~200-400m for the UG2 CL.

The nugget effect is on average 27% of the sill or population variance for the Merensky Reef and 33% for the UG2 CL No top-cuts were used for the generation of the experimental variograms. Parameters for the remaining elements are available but were omitted from the report.

Grade Estimation
Full reef composite data – Mining Cut width (cm) and Pt, Pd, Rh, Au, 3PGE_Au, Os, Ir, & Ru contents (cm.g/t), elements (Cu%, and Ni%) and Specific Gravity (“SG”) were estimated for both the Merensky Reef and UG2 CL.

Both simple kriging (“SK”) and ordinary kriging (“OK”) techniques have been undertaken. It has been shown that the SK technique is more efficient when limited data are available for the estimation process., and has been used for Project 3 Resource Estimate.

The 4E grade concentration (g/t) was calculated from the interpolated kriged 4E content (cm.g/t) and reef width (cm) values. Detailed checks were carried out to validate kriging outputs, including input data, kriged estimates and kriging efficiency checks.

The simple kriging process uses a local or global mean as a weighting factor. For this exercise all blocks within a specific Geozone have been assigned a global mean for that Geozone.  Ordinary kriging balances the kriging weights to one without the use of a local/global mean, whereas, simple kriging introduces the local/global mean in the balancing of the equations.

The following parameters were used in the kriging process for both project areas:-
1.	Full reef composite data – Mining Cut width (cm) and content (Pt, Pd, Rh, Au, 3PGE_Au, Os, Ir, Ru) elements (Cu%, and Ni%) and SG;
2.	200m x 200m x 1m block size. Block models were constructed using split cells and not subcells due to the size of the parent blocks (200 X 200 X 1m);
3.	Discretisation 5 x 5 x 1 for each 200m x 200m x 1m block;
4.	First search volume – 750 m:-
a.	Minimum number of samples 4;
b.	Maximum number of samples 40;
5.	Second search volume:-
a.	Minimum number of samples 2;
b.	Maximum number of samples 40;
6.	Third search volume:-
a.	Minimum number of samples 1;
b.	Maximum number of samples 20;
7.	Interpolation methods – simple kriging; and
8.	Local / global mean values used in the simple kriging process.

The first 50m of the ore body is considered to represent a weathered zone and is discarded in the modelling and estimation procedures. Figure 11 and Figure 12 shows the block model plots for the different parameters.

The kriged estimates were post-processed to calculate the information effect, dispersion variance and grade tonnage intervals. The 4E cut-off values used ranged from 100–600cm.g/t. An average dip value of 10° was used for estimation of Resources at Project 3.

Post Processing
During early stages of projects the data is invariably on a relatively large grid. This grid is much larger than the block size of a selective mining interest, i.e. selective mining units (“SMU”). Efficient kriging estimates for SMUs or of much larger blocks units will then be smoothed due to information effect or size of blocks. Any mine plan or cash flow calculations made on the basis of the smoothed kriged estimates will misrepresent the economic value of the project, i.e., the average grade above cut-off will be underestimated and the tonnage overestimated. Some form of post processing is required to reflect the realistic tonnage grade estimates for respective cut-offs. Using the limited data available preliminary post-processed analysis has been done.

An SMU of 20m x 40m was selected with an expected future underground sampling configuration on a 20m x 20m grid. Information effects were calculated based on the SMU and the expected future production underground sampling configuration.

Within the parent blocks of 200m x 200m x 1m, the distribution of SMU’s has been estimated for various cut-offs. The latter has been estimated using lognormal distribution of SMUs within the large parent blocks – 200m x 200m x 1m (see Assibey-Bonsu and Krige, 1999). This technique for post processing has been used based on the observed lognormal distribution of the underlying 4E values in the Project Area (i.e. the indirect lognormal post-processing technique has been used for the change of support analysis).

For each parent block the grade, tonnage and metal content above respective cut-offs (based on the SMUs) were translated into parcels to be used for mine planning. Grade tonnage curves were therefore calculated for each parent block. The following cut-offs were considered 100, 200, 300, 400, 500 and 600cm.g/t as detailed in the tables below.

Table 13: Cut off Grades for Merensky Reef Resource Estimation

Cut-Off (4E)	In-situ Tonnage	Dip Correction	Tonnage	Geological Loss	Tonnage	4E
cmg/t	t	degrees	t	%	t	g/t	g	Moz
0.00	7 910 754	10.00	8 032 580	14.00	6 908 018.47	3.90	26 917 550	0.87
100.00	4 626 774	10.00	4 698 026	14.00	4 040 302.63	6.26	25 306 973	0.81
200.00	3 335 766	10.00	3 387 137	14.00	2 912 937.64	8.21	23 902 119	0.77
300.00	2 629 535	10.00	2 670 030	14.00	2 296 225.66	9.86	22 629 428	0.73
400.00	2 142 155	10.00	2 175 144	14.00	1 870 624.00	11.44	21 397 095	0.69
500.00	1 784 643	10.00	1 812 127	14.00	1 558 428.79	12.98	20 232 769	0.65
600.00	1 512 763	10.00	1 536 060	14.00	1 321 011.21	14.50	19 149 524	0.62

Table 14: Cut off Grades for UG2 CL Resource Estimation

Cut-Off (4E)	In-situ Tonnage	Dip Correction	Tonnage	Geological Loss	Tonnage	4E
cmg/t	t	degrees	t	%	t	g/t	g	Moz
0.00	7 077 428	10.00	7 186 420	14.00	6 180 321.54	5.47	33 817 829	1.09
100.00	7 018 365	10.00	7 126 448	14.00	6 128 745.13	5.51	33 780 840	1.09
200.00	6 188 231	10.00	6 283 530	14.00	5 403 835.59	6.04	32 633 390	1.05
300.00	5 165 769	10.00	5 245 322	14.00	4 510 976.78	6.80	30 665 530	0.99
400.00	4 380 594	10.00	4 448 055	14.00	3 825 327.43	7.52	28 755 763	0.92
500.00	3 652 432	10.00	3 708 679	14.00	3 189 464.33	8.31	26 498 666	0.85
600.00	3 017 118	10.00	3 063 582	14.00	2 634 680.19	9.15	24 095 173	0.77

A SG of 3.21t/m3 was used for the Merensky Reef and 3.85t/m3 for the UG2 CL tonnage calculations. SG values are average values based on measured values for specific reef intersections.

Resource Classification
The Mineral Resource classification is a function of the confidence of the whole process from drilling, sampling, geological understanding and geostatistical relationships. The following aspects or parameters were considered for resource classification:
1.	Sampling – Quality Assurance / Quality Control
a.	Measured : high confidence, no problem areas;
b.	Indicated: high confidence, some problem areas with low risk; and
c.	Inferred: some aspects might be of medium to high risk.
2.	Geological Confidence
a.	Measured: High confidence in the understanding of geological relationships, continuity of geological trends and sufficient data;
b.	Indicated : Good understanding of geological relationships; and
c.	Inferred : geological continuity not established.
3.	Number of samples used to estimate a specific block
a.	Measured: at least 4 boreholes within semi-variogram range and minimum of twenty 1m composited samples;
b.	Indicated : at least 3 boreholes within semi-variogram range and a minimum of twelve 1m composite samples; and
c.	Inferred : less than 3 boreholes within the semi-variogram range.
4.	Kriged variance
a.	This is a relative parameter and is only an indication and used in conjunction with the other parameters.
5.	Distance to sample (semi-variogram range)
a.	Measured : at least within 60% of semi – variogram range;
b.	Indicated : within semi-variogram range; and
c.	Inferred : further than semi-variogram range.
6.	Lower Confidence Limit (blocks)
a.	Measured : < 20% from mean (80% confidence);
b.	Indicated : 20% – 40% from mean (80% – 60% confidence); and
c.	Inferred : more than 40% (less than 60% confidence).
7.	Kriging Efficiency
a.	Measured : > 40%;
b.	Indicated : 20 – 40%; and
c.	Inferred : <20%.
8.	Deviation from lower 90% confidence limit (data distribution within resource area considered for classification)
a.	Measured Resource <10% deviation from the mean;
b.	Indicated Resource 10 – 20% deviation from the mean; and
c.	Inferred Resource >20% deviation from the mean.

Using the above criteria, the Merensky Reef and UG2 CL within the Project Area was classified as Inferred Mineral Resources. Inferred Mineral Resources are classified, under the SAMREC Code, as follows.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which volume and/or tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and sampling and assumed but not verified geologically and/or through analysis of grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited in scope or of uncertain quality and reliability.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource.

Item 19(g): Effect of Modifying Factors
No account of any modifying factors such as taxation, socio-economic, marketing or political factors have been taken into account.  No environmental, permitting, legal or title factors will affect the estimated Mineral Resource.

Item 19(h): Technical Parameters affecting the Resource Declaration
Technical parameters specific to a planar and tabular precious metal deposit are well understood and are referred to as the flow-of-ore parameters. The methodology takes into account the intentional and unintentional increase in tonnage due to mining. It also takes into account the unintentional and unaccounted loss of metal or metal not reaching the plant or recovered by the plant.

A cut-off grade (4E) of 100cmg/t was applied to the grade tonnage tabulations for both the Merensky and the UG2 CL in anticipation of tonnages falling below the cut-off that would not be economically viable.

Item 19(i): 43-101 Rules Applicable to the Reserve and Resource Declaration
As only Inferred Mineral Resources have been estimated for Project 3, no economic analysis was conducted on the Project.

Item 19(j): Disclosure of Inferred Resource
No economic analysis was carried out for this Technical Report.

Item 19(k): Demonstrated Viability
Mineral Resources are not Reserves and do not have demonstrated viability. The Project currently does not have sufficient confidence levels regarding geological and grade continuity, legal, permitting, social and engineering aspects to convert the Resources to Reserves.

Item 19(l): Quality, Quantity and Grade of Declared Resource
See Item 19(e).

Item 19(m): Metal Splits for Declared Resource
See Item 19(e).

ITEM 20: OTHER RELEVANT DATA AND INFORMATION

The economic viability of the Mineral Resources declared in this report has not been demonstrated. Such deductions can only be made once, among other things, at least financial and working cost estimates are applied to these Resources.

RSA Reserve and Resource Declaration Rules
The South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC Code) sets out minimum standards, recommendations and guidelines for public reporting of Mineral Resources and Mineral Reserves in South Africa.

Documentation prepared for public release must be done by or under the direction of, and signed by, a Competent/Qualified Person. A Qualified Person (QP) is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP) or the Engineering Council of South Africa (ECSA) or any other statutory South African or international body that is recognised by SAMREC. A QP should have a minimum of five years experience relevant to the style of mineralisation and type of deposit under consideration.

A Mineral Resource is a concentration (or occurrence) of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are, in the opinion of the QP, reasonable and realistic prospects for eventual economic extraction.

The definitions of the Inferred Mineral Resources can be found under Item 19(f).

ITEM 21: INTERPRETATION AND CONCLUSIONS

Results
Only Inferred Resources have been estimated for the Project 3 Area as there is insufficient data to classify the area into a higher Resource category. Further drilling will have to be undertaken to increase the geological confidence in the area.

Interpretation of the Geological Model
The stratigraphy of the Project Area is well understood and specific stratigraphic units could be identified in the borehole core. The Merensky Reef and UG2 CL could be recognised in the core and are correlatable across the Project Area. It was possible to interpret major structural features from the borehole intersections as well as from geophysical information.

Evaluation Technique
The evaluation of the Project was done using best practices. Simple kriging was selected as the best estimate for the specific borehole distribution. Change of support (SMU) was considered for the initial large estimated parent blocks with specific cut-off grades.

Reliability of the Data
The PTM data was specifically inspected by the QP and found to be reliable and consistent.

Strengths and Weaknesses with respect to the Data
The regular QA&QC process carried out by PTM is of a high standard and applies to the full audit trail from field data to Resource modelling. The data have been found to be accurate, consistent and well structured. The system of support for the digital data by paper originals and chain-of-custody and drilling records is well developed. Additional drilling will have to be carried out in order to increase the confidence in the Resource estimate in the Project 3 Area.

Objectives of adherence to the Scope of Study
The intention of this phase of the work programme was to establish Mineral Resources for Project Area 3. This has been achieved and thus the objectives of the programme have been met.

ITEM 22: RECOMMENDATIONS

Further Work Required
The current Mineral Resource at Project 3 is classified as Inferred Mineral Resources.

For the Inferred Mineral Resource category to be potentially upgradeable, infill drilling needs to be carried out. After completion of the drilling and the subsequent QA&QC process, the additional data will be incorporated into the current model as presented in this document.

Objectives to be Achieved in Future Work Programmes
The objectives in the immediate future will be to confirm the potential for upgrading of the Mineral Resource and to provide a basis for increased confidence.

Detailed Future Work Programmes
PTM plans to conduct further drilling at the Project 3 Area to increase confidence in the Mineral Resources. Since the latest Resource estimation, a total of seven boreholes have been drilled at the Project Area, and a further two boreholes are planned to be completed in the near future.

No metallurgical testwork for the Project 3 Area is planned for the future.

The geophysical exploration programme at the Project Area is currently still ongoing at the time of writing this report. The gannt chart below indicates the timeline for completions of this programme.

Declaration by QP with respect to the Project’s Warranting Further Work
The Project 3 Area requires further drilling to increase geological confidence in currently defined Mineral Resources, and thereby upgrading them to Indicated and Measured Resource Categories.

ITEM 23: REFERENCES

Assibey-Bonsu W and Krige DG (1999). Use of Direct and Indirect Distributions of Selective Mining Units for estimation of Recoverable Resources/Reserves for new Mining Projects. Proc. APCOM 1999, Colorado, USA.

Bredenkamp G and Van Rooyen N (1996). Clay thorn bushveld. In: Low AB and Rebelo AG (1996) Vegetation of South Africa, Lesotho and Swaziland. Department of Environmental Affairs and Tourism, Pretoria.

Cawthorn RG (1996). Re-evaluation of magma composition and processes in the uppermost Critical Zone of the Bushveld Complex. Mineralog. Mag. 60, pp. 131–148.

Cawthorn RG (1999). The platinum and palladium resources of the Bushveld Complex. South African Journal of Science 95, November/December 1999, pp. 481-489.

Leeb-Du Toit A (1986). The Impala Platinum Mines. Mineral Deposits of South Africa, Volume 2, pp. 1091–1106. Edited by Anhaeusser, CR and Maske, S.

Matthey J (2006). Platinum Report 2006.

Rutherford MC and Westfall RH (1994). Biomes of southern Africa: an objective categorization. National Botanical Institute, Pretoria.

SAMREC (2007). South African code for reporting of Mineral Resources and Mineral Reserves.

Smit PJ and Maree BD (1966). Densities of South African Rocks for the Interpretation of Gravity Anomalies. Bull. of Geol.Surv. of S.Afr, 48, Pretoria.

Vermaak CF (1995). The Platinum-Group Metals – A Global Perspective. Mintek, Randburg, pp. 247.

Viljoen MJ and Hieber R (1986). The Rustenburg section of the Rustenburg Platinum Mines Limited, with reference to the Merensky Reef. Mineral Deposits of South Africa, Volume 2, pp. 1107–1134. Edited by Anhaeusser, CR and Maske, S.

Viljoen MJ (1999). The nature and origin of the Merensky Reef of the western Bushveld Complex, based on geological facies and geophysical data. S. Afr. J Geol. 102, pp. 221–239.

Wagner PA (1926). The preliminary report on the platinum deposits in the southeastern portion of the Rustenburg district, Transvaal. Mem. Geol.Surv.S Afr., 24, pp. 37.

Wesizwe Platinum (2005), Annual Report

Young D (2005). Competent Persons’ Report on the Exploration Assets held by Wesizwe Platinum Limited.

ITEM 24: DATE

The effective date of this report is 25 April 2008.
________________________________
CJ Muller
B.Sc. Hons Pr.Sci.Nat.

ITEM 25: ADDITIONAL REQUIREMENTS ON DEVELOPMENT AND PRODUCTION

Nil to report.

ITEM 26: ILLUSTRATIONS

All illustrations have been included in the report for ease of referencing.

Appendix 1: Qualified Person’s Certificate

CERTIFICATE of QUALIFIED PERSON - CHARLES J MULLER

I, Charles J. Muller, B.Sc. (Hons), do hereby certify that:

1.	I am currently employed as a Director by:

Minxcon (Pty) Ltd
Suite 5, Coldstream Office Park
Cnr Hendrik Potgieter & Van Staden Road,
Roodepoort, South Africa

2.	I graduated from the Rand Afrikaanse University (B.Sc. (1988) and B.Sc. Hons (1992)).

3.	I am a member in good standing of the South African Council for Natural Scientific Professions (SACNASP), registration number 400201/04.

4.	I have worked as a geoscientist for a total of eighteen years since my graduation from university.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with the professional associations (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I have visited the property on numerous occasions and in particular viewed the core and discussed the technical issues and geology of the project with Willie Visser and T. Botha of Platinum Group Metals RSA (Pty) Ltd. during 2007, leading up to the compilation of the report referenced herein.

7.
I am responsible for the preparation of the report “Competent Persons Report on Project 3 of the Western Bushveld Joint Venture (WBJV) located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Report”).

8.
The Report was completed using a dataset compiled from technical data collected during this assessment phase by Platinum Group Metals (RSA) (Pty) Ltd.  Although the dataset is the responsibility of Platinum Group Metals (RSA) (Pty) Ltd, I have taken reasonable steps to provide comfort that the dataset is accurate and reliable.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission to disclose which makes the Report misleading.

10.	I am independent of the issuer, PTM, applying all of the tests in Section 1.5 of NI 43-101.

11.	I am familiar with the type of deposit found in the area visited and have been involved in similar evaluations and technical compilations.

12.	I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with that instrument and form.

Charles Johannes Muller                                                                                                                     Dated the 25th April 2008
B.Sc. (Hons), Pr. Sc. Nat.